FOR IMMEDIATE RELEASE
BMO FINANCIAL GROUP REPORTS 7.1% NET INCOME GROWTH IN THE SECOND QUARTER OF 2006, DECLARES 17% INCREASE IN DIVIDENDS AND SIGNIFICANTLY RAISES TARGET DIVIDEND PAYOUT RANGE
BMO’s New 45-55% Target Dividend Payout Range Leads the Canadian Banking Industry and Reflects BMO’s Commitment to Effective Capital Management
Year-over-Year Operating Highlights for the Quarter:
•	Net income of $644 million, up $44 million or 7.1%

•	EPS[1] of $1.24, up 6.9%, and cash EPS[2] of $1.25, up 3.3%

•	Excluding the $67 million after-tax net impact of significant items that benefited results a year ago, net income increased $111 million or 21% and EPS increased $0.21 or 20%

•	ROE of 19.1%, compared with 19.5% a year ago

•	A $66 million specific provision for credit losses, compared with a $46 million specific provision and $40 million reduction of the general allowance last year

•	Revenue[2] growth of 3.0% (5.4% excluding Harrisdirect[3] and 7.4% after also excluding the impact of the weaker U.S. dollar)

•	Expense decline of 0.5% (3.3% growth excluding Harrisdirect and 5.4% growth after also excluding the impact of the weaker U.S. dollar)

•	Productivity ratio[2] improves 225 basis points to 62.7% and cash productivity ratio[2] by 170 basis points to 62.3%

•	Announced a $0.09 or 17% increase in dividends to $0.62 per common share in the third quarter and raised the target dividend payout range to 45-55% from 35-45% of net income available to common shareholders

•	Tier 1 Capital Ratio of 10.17%, well above our target of 8% and up from 9.38% a year ago but down from 10.38% at the end of the first quarter

•	Operating Group Net Income
•	Personal and Commercial Client Group down $7 million or 2.4% to $286 million (up $13 million or 4.7% excluding a $20 million recovery of prior years’ income taxes in 2005)
•	P&C Canada down $4 million or 1.3% to $259 million (up $16 million or 6.9% excluding the $20 million recovery of prior years’ income taxes, due to strong volume growth)

•	P&C Chicagoland Banking down $3 million or 12% to $27 million (down US$2 million or 4.6% on a U.S. dollar basis due to infrastructure spending)
•	Private Client Group up $19 million or 25% to $96 million, due to strong revenue growth (adjusted for the sale of Harrisdirect)
•	Investment Banking Group up $39 million or 19% to $245 million (up $76 million or 45% excluding a $37 million after-tax gain on restructuring VIEs in 2005, due to strong revenue growth and a low effective tax rate)
•	Corporate Support down $7 million to $17 million (up $3 million excluding the $10 million after tax net benefit of a reduction of the general allowance and a litigation provision in 2005)

Year-over-Year Operating Highlights for the Year to Date:
•	Net income of $1,274 million, up $72 million or 5.9%

•	EPS of $2.46, up 6.0%, and cash EPS of $2.49, up 3.8%

•	Excluding the $99 million after-tax net impact of significant items that benefited results for the year-to-date period a year ago, net income increased $171 million or 15% and EPS increased $0.33 or 15%

•	ROE of 18.8%, compared with 19.5%

•	Productivity ratio improves 180 basis points to 62.1% and cash productivity ratio improves 125 basis points to 61.7%

1	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.
3	In the fourth quarter of 2005, BMO completed the sale of Harrisdirect, our former U.S. direct-investing business. Certain of our revenue and expense growth and productivity measures have been disclosed on a basis that excludes Harrisdirect results in the comparative periods, to assist in explaining performance.
References to retail and business banking refer to Personal and Commercial Client Group activities and references to wealth management refer to Private Client Group activities.
® Registered trade-mark of Bank of Montreal.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

SECOND QUARTER 2006 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)
MD&A commentary is as of May 24, 2006. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Summary Data

		Increase		Increase				Increase
		(Decrease)		(Decrease)				(Decrease)
(Canadian $ in millions, except per share data and as noted)	Q2-2006	vs. Q2-2005		vs. Q1-2006			YTD-2006	vs. YTD-2005
Revenue per financial statements	2,473	76	3%	(8)	—		4,954	146	3%
Taxable equivalent basis (teb) adjustment	30	(1)	(4%)	(1)	(3%	)	61	2	3%

Revenue (teb) (1)	2,503	75	3%	(9)	—		5,015	148	3%
Specific provision for credit losses	66	20	43%	14	27%		118	29	33%
Reduction of the general allowance	—	40	100%	—	—		—	40	100%

Total provision for credit losses	66	60	+100%	14	27%		118	69	+100%
Non-interest expense	1,571	(8)	(1%)	26	2%		3,116	4	—
Income taxes per financial statements	173	(25)	(12%)	(62)	(26%	)	408	(9)	(2%)
Taxable equivalent basis adjustment	30	(1)	(4%)	(1)	(3%	)	61	2	3%

Income taxes (teb) (1)	203	(26)	(11%)	(63)	(23%	)	469	(7)	(2%)
Non-controlling interest in subsidiaries	19	5	36%	—	—		38	10	36%
Net income	644	44	7%	14	2%		1,274	72	6%

Amortization of intangible assets (after tax)	9	(12)	(55%)	—	—		18	(22)	(52%)
Cash net income (1)	653	32	5%	14	2%		1,292	50	4%
Earnings per share — basic ($)	1.27	0.08	7%	0.03	2%		2.51	0.14	6%
Earnings per share — diluted ($)	1.24	0.08	7%	0.02	2%		2.46	0.14	6%
Cash earnings per share — diluted ($) (1)	1.25	0.04	3%	0.01	1%		2.49	0.09	4%
Return on equity (ROE)	19.1%		(0.4%)		0.6%		18.8%		(0.7%)
Cash ROE (1)	19.3%		(0.9%)		0.6%		19.0%		(1.1%)
Non-interest expense-to-revenue ratio	63.5%		(2.4%)		1.2%		62.9%		(1.8%)
Non-interest expense-to-revenue (teb) ratio (1)	62.7%		(2.3%)		1.2%		62.1%		(1.8%)
Cash non-interest expense-to-revenue (teb) ratio (1)	62.3%		(1.7%)		1.2%		61.7%		(1.2%)
Net interest margin	1.45%		(0.11%)		(0.09%	)	1.49%		(0.09%)
Net interest margin (teb) (1)	1.49%		(0.11%)		(0.09%	)	1.53%		(0.09%)

Operating Group net income:
Personal and Commercial Client Group	286	(7)	(2%)	(14)	(5%	)	586	(1)	—
P&C Canada	259	(4)	(1%)	(7)	(3%	)	525	(1)	—
P&C Chicagoland Banking	27	(3)	(12%)	(7)	(21%	)	61	—	—
Private Client Group	96	19	25%	2	3%		190	40	27%
Investment Banking Group	245	39	19%	17	7%		473	30	7%
Corporate Support, including Technology and Solutions (T&S)	17	(7)	(33%)	9	+100%		25	3	6%

BMO Financial Group net income	644	44	7%	14	2%		1,274	72	6%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.
Toronto, May 24, 2006 – BMO Financial Group reported net income of $644 million for the second quarter ended April 30, 2006, up $44 million or 7.1% from a year ago. EPS increased $0.08 or 6.9% to $1.24 and Cash EPS increased $0.04 or 3.3% to $1.25.
BMO also announced a $0.09 or 17% increase in dividends to $0.62 per common share in the third quarter and raised its target dividend payout range to 45-55% from 35-45% of net income available to common shareholders.

PERFORMANCE OVERVIEW
“Earnings increased strongly from a year ago,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “Investment Banking Group earned record net income and Private Client Group’s results were its second-best ever, surpassed only by the final quarter of last year when we recorded significant gains on sales. P&C Canada continues to generate strong volume growth, while investing in strategic initiatives.
“I’m pleased to also announce that BMO is increasing its target dividend payout range to 45-55% of net income available to common shareholders. The increase, from 35-45%, is reflective of our confidence in our continued ability to generate earnings and our strong capital position. Our disciplined approach to capital management will allow us to continue to execute our attractive growth strategies and continue our longstanding commitment to enhancing shareholder value.
“In keeping with our new payout target, I’m also pleased to announce a 17% increase in our third quarter dividend to common shareholders, which will grow by $0.09 to $0.62 per common share, up 35% from a year ago.”
Net income increased $111 million or 21% from the second quarter a year ago excluding the significant items outlined below from results in 2005. On a similarly-adjusted basis, EPS increased $0.21 or 20% and Cash EPS increased $0.17 or 16%.
Net income in the second quarter of 2005 was increased by the $67 million ($0.13 per share) after-tax net impact of:
•	A $44 million ($37 million after tax) revenue increase in Investment Banking Group related to the restructuring of customer securitization variable interest entities (VIEs);
•	A $40 million ($26 million after tax) reduction in the general allowance for credit losses reflected in Corporate Support;
•	A $20 million recovery of prior years’ income taxes recorded in Personal and Commercial Client Group; and
•	A $25 million ($16 million after tax) litigation provision reflected in Corporate Support expenses.
Adjusted for the impact of last year’s sale of Harrisdirect, there was robust revenue growth in Private Client Group that drove a $19 million or 25% increase in its net income. The benefit of strong revenue growth and a low tax rate drove improved performance in Investment Banking Group where net income increased $39 million, but increased $76 million or 45% excluding revenue recognized on restructuring VIEs in the year-ago period. Personal and Commercial Client Group net income declined $7 million from the second quarter of 2005, but increased $13 million or 4.7% excluding the recovery of prior years’ income taxes recognized in the previous year. The increase was driven largely by improved volumes.
Net income improved $14 million or 2.0% from the already strong results of the first quarter. Higher provisions for credit losses, lower trading revenues and costs of investing for future growth in our retail banking and wealth management platforms were offset by the benefit of a low tax rate.
Investment Banking Group net income improved by $17 million or 7.3% from the first quarter, as a low effective tax rate and reduced expenses more than offset lower revenues. Private Client Group net income rose $2 million or 2.5%, as solid revenue growth offset higher revenue-based costs. Corporate Support net income increased $9 million due to reduced expenses. Personal and Commercial Client Group net income declined by $14 million or 4.7%, as improved volumes were offset by reduced net interest margin, increased costs and the impact of three fewer calendar days in the second quarter.
Year to date, net income of $1,274 million rose $72 million or 5.9% from the comparable period in 2005. EPS was $2.46, up $0.14 or 6.0%, and cash EPS was $2.49, up $0.09 or 3.8%. There were five significant items in the year-to-date period ended April 30, 2005, comprising the four amounts itemized above plus a $32 million recovery of prior years’ income taxes in Investment Banking Group’s results in the first quarter of 2005. These significant items increased BMO’s earnings for the comparable period in 2005 by a net $99 million ($0.19 per share). Excluding those significant items of a year ago, net income for the year to date increased $171 million or 15%. On a similarly-adjusted basis, EPS for the year-to-date period rose $0.33 or 15% and cash EPS rose $0.28 or 13%.

Personal and Commercial Client Group net income for the year to date declined $1 million, but increased by $19 million or 3.4% excluding the recovery of prior years’ income taxes in the year-ago period, driven by strong volume growth, partially offset by the impact of reduced net interest margins, higher provisions for credit losses and increased expenses. Private Client Group net income increased $40 million or 27%, as strong revenue growth, adjusting for the sale of Harrisdirect, more than offset increased revenue-based costs. Investment Banking Group net income increased $30 million, but excluding the VIE revenue and the recovery of prior years’ income taxes in 2005, net income increased $99 million or 26%, as strong revenue growth more than offset higher performance-based costs.
“We have delivered strong year-to-date performance and remain on track to achieve the financial targets we set for the year,” added Mr. Comper. “We continue to successfully balance the need to invest for future growth with our commitment to achieve our annual targets.”
Revenue1 for the quarter increased $75 million or 3.0% from a year ago to $2,503 million, but increased $128 million or 5.4% excluding Harrisdirect and $172 million or 7.4% after also excluding the VIE revenues of a year ago. The weaker U.S. dollar lowered revenue growth by $48 million or 2.0%. Personal and Commercial Client Group revenue increased $53 million or 4.1% due to strong volume growth in personal and commercial products, partially offset by reduced securitization revenue and the effects of lower net interest margins and the weaker U.S. dollar. Private Client Group revenue decreased $16 million or 3.4%, but increased $37 million or 8.1% excluding Harrisdirect and $43 million or 9.4% after also excluding the impact of the weaker U.S. dollar. The Group’s revenue growth was broadly-based. Investment Banking Group’s revenue increased $46 million or 6.8%, but increased $90 million or 14% excluding VIE revenues and $117 million or 18% after also excluding the impact of the weaker U.S. dollar. Trading revenue was up appreciably due to favourable trading conditions and increased client activities associated with higher volatility in energy prices. Securities commissions and equity and debt underwriting activities also increased. BMO’s net investment securities gains were $30 million in the quarter, up from a relatively low $12 million of gains in the second quarter of 2005.
Revenue declined $9 million or 0.4% from the first quarter, in part due to three fewer calendar days in the second quarter. Personal and Commercial Client Group revenue was up $3 million, as the effects of volume growth were partially offset by the impact of fewer days, lower net interest margin and the weaker U.S. dollar. Investment Banking Group revenue declined by $17 million or 2.3% due to lower merger and acquisition fees this quarter and particularly high trading revenues in the first quarter. However, equity and debt underwriting fees increased together with securities commissions. Private Client Group revenue increased $23 million or 4.9% due primarily to higher commission and fee-based revenue in full-service investing and increased client trade volumes in direct investing.
Year to date, revenue rose $148 million or 3.0% to $5,015 million, but increased $256 million or 5.4% excluding Harrisdirect and $300 million or 6.3% after also excluding VIE revenues. The weaker U.S. dollar lowered revenue growth by $78 million or 1.6%. Year-to-date revenue growth was largely attributable to the same factors that contributed to the quarter’s year-over-year growth.
BMO’s overall net interest margin1 was 1.49% in the second quarter of 2006, a decline of 11 basis points from a year ago, and 9 basis points from the first quarter. Two-thirds of the decline from the first quarter was attributable to the decline in Investment Banking Group. Net interest margins in P&C Canada and Investment Banking Group both declined relative to a year ago and relative to the first quarter. P&C Chicagoland Banking’s margin declined from a year ago but improved from the first quarter. Net interest margins are detailed in the Revenue section of the Financial Performance Review.
Non-interest expense in the second quarter of 2006 decreased $8 million or 0.5% from a year ago to $1,571 million, but increased $50 million or 3.3% excluding Harrisdirect and $75 million or 5.0% after also excluding last year’s litigation provision. The weaker U.S. dollar lowered expense growth by $32 million or 2.0%. There were increased performance-based costs in Investment Banking Group and higher revenue-based costs in Private Client

[1]	On a taxable equivalent basis — see the GAAP and Related Non-GAAP Measures section

Group. Retail and business banking costs rose due to higher employee-related costs resulting from an expansion of both our retail and commercial sales forces in Canada and acquisitions and associated integration costs in P&C Chicagoland Banking as well as the costs of new branches. Increased initiative expenditures in both Canada and the United States added to retail and business banking expenses.
Non-interest expense increased $26 million or 1.6% from the first quarter. There were increased marketing costs and higher expenses due to investing in our physical distribution network in Canadian retail and business banking. Acquisitions, increased credit origination and marketing expenses as well as a major branch technology initiative added to costs in Chicagoland Banking. There were increases in revenue-based costs in Private Client Group, while Investment Banking Group’s costs declined despite higher performance-based costs. Expenses were lowered by the impact of three fewer calendar days in the second quarter.
Year to date, non-interest expense was relatively unchanged at $3,116 million, but increased $119 million or 4.0% excluding Harrisdirect and $144 million or 4.9% after also excluding last year’s litigation provision. The weaker U.S. dollar lowered expense growth by $50 million or 1.6%. Increased expenses were primarily due to the same factors that contributed to higher expenses in the second quarter relative to a year ago.
The productivity ratio was 62.7% in the second quarter of 2006, compared with 65.0% a year ago. The cash productivity ratio improved 170 basis points to 62.3%, or by 117 basis points excluding Harrisdirect in the year-ago period. Our productivity and cash productivity ratios deteriorated 123 basis points from the first quarter. Year to date, our productivity ratio improved 180 basis points from the comparable period in 2005, while our cash productivity ratio improved by 125 basis points, the differing rates of change relating largely to the sale of Harrisdirect and the resulting reduction in the amortization of intangible assets, a non-cash charge.
Although up from a year ago, specific provisions for credit losses remain at low levels, totalling $66 million in the second quarter, compared with $46 million a year ago and $52 million in the first quarter. There was a $40 million reduction in the general allowance for credit losses in the second quarter of 2005. Specific provisions for credit losses were $118 million for the year to date, compared with $89 million a year ago. The overall provision for credit losses for the comparable year-to-date period in 2005 was $49 million, including the $40 million reduction in the general allowance, compared to $118 million for the current year to date. We continue to anticipate specific provisions for credit losses of $325 million or less in fiscal 2006, below the 2006 annual target of $400 million or less established at the beginning of the year.
Net income from U.S.-based businesses totalled US$100 million in the second quarter of 2006, compared with US$106 million a year ago and US$109 million in the first quarter. Excluding US$23 million of net income recognized in U.S. results on the restructuring of VIEs in the prior year, net income improved US$17 million from a year ago as stronger commodity derivatives trading revenues were only partially offset by higher expenses. The decrease from the first quarter was due to reduced earnings in P&C Chicagoland Banking and Private Client Group. Lower commodity derivatives trading revenues in Investment Banking Group were largely offset by improved commission revenues and reduced expenses.
The Tier 1 capital ratio was 10.17%, down from 10.38% at the end of the first quarter and 10.25% at the end of 2005. The decreases were primarily attributable to increases in risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group and Investment Banking Group.
During the quarter, we repurchased 1,861,300 Bank of Montreal common shares under our common share repurchase program at an average cost of $65.63 per share, for a total cost of $122 million. There have been 3,215,800 common shares repurchased under the existing normal-course issuer bid that expires on September 5, 2006 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float. Our common share repurchase program is primarily intended to offset, over time, the impact of dilution caused by the exercise of stock options, our dividend reinvestment plan and the conversion of convertible shares.

Bank of Montreal has an equity ownership interest in MasterCard Incorporated. On May 5, 2006, MasterCard filed a preliminary prospectus in connection with a proposed initial public offering in the United States. A portion of Bank of Montreal’s interest in MasterCard is expected to be redeemed as part of the initial public offering process. If the transaction is completed on the terms outlined in the preliminary prospectus, BMO could realize an after-tax gain of approximately CDN$20-$30 million on our redeemed interest. The actual gain will vary depending on the pricing and expenses of the offering, the gross proceeds realized by MasterCard, the number of shares actually redeemed and exchange rates.

Annual Targets for 2006		Year-to-date Performance to April 30, 2006
•	5% to 10% EPS growth from a base of $4.59 (excluding changes in the general allowance)	•	EPS of $2.46, up 8.4% from $2.27 (excluding changes in the general allowance)

•	ROE of 17% to 19%	•	ROE of 18.8% annualized

•	Specific provision for credit losses of $400 million or less	•	Specific provision for credit losses of $118 million

We continue to anticipate specific provisions of $325 million or less in fiscal 2006, as estimated in the first quarter

•	Tier 1 capital ratio of at least 8.0%	•	Tier 1 capital ratio of 10.17%

•	Improve our cash productivity ratio by 100 to 150 basis points	•	Cash productivity improvement of 125 basis points year-over-year
2006 Earnings and Economic Outlook
We remain on track to achieve the annual targets for 2006 outlined above, which were established at the end of 2005. We now expect that the Canadian economy will grow at a respectable pace of 3.2% in 2006, compared with 2.9% in 2005. Business investment is expected to remain strong, as we anticipate continued healthy profit growth. This should support growth in business lending. In contrast, the housing market is expected to moderate from extremely high levels of activity as past increases in interest rates dampen demand for residential mortgages. The strong Canadian dollar will also likely restrain economic growth this year. Nevertheless, the continued solid economic expansion should support fee-based investment banking activities in 2006. High commodity prices and general weakness in the U.S. dollar are expected to continue to support the Canadian dollar, which in turn should limit further increases in interest rates. We anticipate that the resource-producing Western provinces will continue to lead Canada’s economy this year.
The U.S. economy is now projected to expand at a moderately strong rate of 3.5% in 2006, similar to last year’s pace. Continued strong business investment resulting from healthy corporate balance sheets is expected to drive the expansion, and should support business loan growth. Although the Federal Reserve appears to be near the end of its tightening cycle, past increases in interest rates will likely temper demand for residential mortgages and personal loans. Despite a low unemployment rate and high energy costs, inflation should be restrained by high productivity growth and intense global competition. The U.S. dollar is expected to continue to depreciate against most major currencies in response to the large U.S. trade deficit.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. BMO filed certifications, signed by the CEO and CFO, with the Canadian Securities Administrators and the SEC in the United States in December 2005 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFO certify, as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Sarbanes-Oxley Act, the appropriateness of the financial disclosures in our annual filings and the effectiveness of our disclosure controls and procedures. BMO’s CEO and CFO certify the appropriateness of the financial disclosures in our interim filings with securities regulators, including this MD&A and the accompanying unaudited interim consolidated financial statements for the period ended April 30, 2006. They also certify that they are responsible for the design of disclosure controls and procedures.
As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2005 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29 and 30 of BMO’s 2005 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions on how the Canadian and U.S. economies will perform in 2006 and how that impacts our businesses were material factors we considered when setting our strategic priorities and objectives and in determining our financial targets for the 2006 fiscal year, including provisions for credit losses. Key assumptions included that the Canadian and U.S. economies would expand at a healthy pace in 2006 and that inflation would remain low. We also assumed that interest rates would increase gradually in both countries in 2006 and the Canadian dollar would hold onto its recent gains. We believe that these assumptions are still valid and have continued to rely upon them in considering our ability to achieve our 2006 financial targets. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 24, 2006 at 2:30 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Wednesday, June 7, 2006 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 6789.
A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 21, 2006.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, Investor Relations, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Chief Financial and Administrative Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Robert Horte, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW
GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q2-2006	Q1-2006	Q2-2005	YTD-2006	YTD-2005
Net interest income per financial statements (a)	1,113	1,182	1,181	2,295	2,379
Non-interest revenue	1,360	1,299	1,216	2,659	2,429

Revenue per financial statements (b)	2,473	2,481	2,397	4,954	4,808

Taxable equivalent basis (teb) adjustment (c)	30	31	31	61	59

Net interest income (teb) (a+c) (d) (1)	1,143	1,213	1,212	2,356	2,438
Non-interest revenue	1,360	1,299	1,216	2,659	2,429

Revenue (teb) (e) (1)	2,503	2,512	2,428	5,015	4,867

Provision for income taxes per financial statements	173	235	198	408	417
Taxable equivalent basis adjustment	30	31	31	61	59

Provision for income taxes (teb) (1)	203	266	229	469	476

Non-interest expense (f)	1,571	1,545	1,579	3,116	3,112
Amortization of intangible assets	(12)	(11)	(24)	(23)	(48)

Cash-based expense (g) (1)	1,559	1,534	1,555	3,093	3,064

Net income	644	630	600	1,274	1,202
Amortization of intangible assets, net of income taxes	9	9	21	18	40

Cash net income (1)	653	639	621	1,292	1,242
Preferred share dividends	(8)	(8)	(8)	(16)	(16)
Charge for capital (1)	(350)	(353)	(317)	(703)	(639)

Net economic profit (1)	295	278	296	573	587

Non-interest expense-to-revenue ratio (2) (%) ((f/b) x 100)	63.5	62.3	65.9	62.9	64.7
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((f/e) x 100)	62.7	61.5	65.0	62.1	63.9
Cash non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((g/e) x 100)	62.3	61.1	64.0	61.7	62.9
Net interest margin annualized (%) ((a/average assets) x 100)	1.45	1.54	1.56	1.49	1.58
Net interest margin (teb) annualized (1) (%) ((d/average assets) x 100)	1.49	1.58	1.60	1.53	1.62
EPS (uses net income) ($)	1.24	1.22	1.16	2.46	2.32
Cash EPS (1) (uses cash net income) ($)	1.25	1.24	1.21	2.49	2.40

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated revenues, expenses, provision for credit losses, income taxes and net income in the first and second quarters of 2006 were lowered relative to the comparable periods by the weakening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter.
The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. dollar exchange rate fluctuations on BMO’s results

	Q2-2006		YTD-2006
(Canadian $ millions, except as noted)	vs. Q2-2005	vs. Q1-2006	vs. YTD-2005
Canadian/U.S. dollar exchange rate (average)
—Current period	1.1413	1.1413	1.1489
—Prior period	1.2336	1.1562	1.2216

Reduced net interest income	(16)	(3)	(28)
Reduced non-interest revenue	(32)	(5)	(50)

Reduced total revenue	(48)	(8)	(78)
Reduced expense	32	5	50
Reduced provision for credit losses	—	—	1
Reduced income taxes	6	1	18

Reduced net income before hedging gains	(10)	(2)	(9)
Hedging gains	7	7	8
Income taxes thereon	(2)	(2)	(2)

Increased (reduced) net income	(5)	3	(3)

Value Measures
Annualized ROE was 19.1% for the quarter, compared with 19.5% a year ago and 18.5% in the first quarter. Year to date, annualized ROE was 18.8%, in line with our annual target of 17% to 19% ROE, but down from 19.5% a year ago, as a result of higher equity.
EPS of $1.24 increased $0.08 or 6.9% from the second quarter of 2005 and $0.02 or 1.6% from the first quarter. Year to date, EPS of $2.46 was up $0.14 or 6.0% from the comparable period a year ago. Excluding the reduction of the general allowance in 2005, EPS for the year-to-date period was up 8.4%, in line with our annual target of 5% to 10% EPS growth on that basis.
Net economic profit (NEP) was $295 million (see the Non-GAAP Measures section), compared with $296 million in the second quarter of 2005. Year to date, NEP was $573 million, down from $587 million in the first six months of 2005, again due to higher equity.

The total shareholder return (TSR) on an investment in BMO common shares was (4.6%) in the second quarter, following a return of 19.1% in the first quarter. BMO’s TSR was 17.7% for the twelve months ended April 30, 2006, while BMO’s average annual TSR for the five-year period ended April 30, 2006 was 16.4%, the fourth best of Canada’s major banks and above the comparable S&P/TSX Composite average annual total return of 11.0%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.
Net Income
Net income and variances in net income between periods were reviewed in the preceding Performance Overview. Net income by operating group is reviewed in more detail in the Review of Operating Group Performance that follows.
Net income from U.S.-based businesses totalled $112 million or 17.4% of BMO’s net income in the quarter, compared with $129 million and 21.5% a year ago. U.S. results in the second quarter of 2005 included $29 million of the revenue from restructuring VIEs (and $29 million of related net income since the VIEs in the United States are non-taxable entities). Year to date, net income from U.S.-based businesses totalled $239 million or 18.8% of BMO’s net income, compared with $285 million and 23.7% for the comparable period in 2005.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
Total revenue and variances in total revenue were reviewed in the preceding Performance Overview section.
Net Interest Margin (teb)

		Increase	Increase		Increase
		(Decrease)	(Decrease)		(Decrease)
(in basis points)	Q2-2006	vs. Q2-2005	vs. Q1-2006	YTD-2006	vs. YTD-2005
P&C Canada	252	(12)	(6)	255	(11)
P&C Chicagoland Banking	345	(10)	5	342	(15)

Personal and Commercial Client Group	268	(11)	(3)	270	(11)
Private Client Group	882	49	29	867	57
Investment Banking Group	43	(22)	(8)	47	(19)
Corporate Support, including Technology and Solutions (T&S)	nm	nm	nm	nm	nm

Total BMO	149	(11)	(9)	153	(9)

nm	—	not meaningful
Net interest income was $1,143 million, a decrease of $69 million from the second quarter of last year. Net interest margin was 1.49%, down 11 basis points from a year ago, or by 23 basis points excluding the impact of VIE assets as discussed in the following paragraph. Average assets rose $3.2 billion. Average assets of Personal and Commercial Client Group increased $10 billion largely due to residential mortgages, which have continued to grow strongly due to active housing markets. Investment Banking Group’s average assets fell by $6 billion, but increased by $15 billion after adjusting for VIE assets as discussed in the following paragraph. The increase was attributable to higher derivative assets, trading securities, reverse repos and corporate loans.
BMO’s net interest margin was lowered by approximately 12 basis points in the first and second quarters of 2005 because we were required to consolidate $21 billion of variable interest entity (VIE) assets in BMO’s balance sheet in the first half of 2005. The VIE assets lowered Investment Banking Group’s net interest margin by approximately 9 basis points in the first and second quarters of 2005. On April 29, 2005, we completed a restructuring of these VIEs; consequently, the VIE assets were no longer included in BMO’s balance sheet as of that date.

Personal and Commercial Client Group net interest margin fell 11 basis points from a year ago. P&C Canada net interest margin was 12 basis points lower, due to personal loans growing faster than deposits, aggressive mortgage pricing in a competitive market and the interest rate environment. Rising interest rates caused narrower spreads on variable rate mortgage and loan products. In addition, the absolute low level of all interest rates contributed to the margin decline, mitigated by pricing actions in certain deposit categories. P&C Chicagoland Banking net interest margin was 10 basis points lower due to assets, primarily consumer loans, growing faster than deposits and competitive pressures on loan pricing. Investment Banking Group net interest margin fell 22 basis points due to lower trading net interest income and lower spreads on corporate loans in the competitive rate environment in the United States and in interest-rate-sensitive businesses in the rising interest rate environment. Excluding the impact of VIEs in 2005, the Group’s net interest margin declined 31 basis points.
Net interest income includes interest earned on trading assets and the associated costs of funding those assets. The difference between these two amounts represents our trading net interest income. Most of the revenue related to these trading assets consists of mark-to-market gains. These gains are included in non-interest trading revenues and are significantly higher than trading net interest income. Trading net interest income was marginally negative this quarter, as compared to positive trading net interest income in the second quarter of last year and positive, but low, trading net interest income in the first quarter, due primarily to increased funding costs. The changes contributed to reductions in net interest margin in Investment Banking Group. Total interest and non-interest trading revenues were $179 million in the second quarter, up $48 million from the prior year but down $52 million from the record trading revenues of the first quarter.
Relative to the first quarter, net interest income fell $70 million, in part due to three fewer calendar days in the second quarter. Average assets rose $8.9 billion, of which approximately two-thirds was attributable to Investment Banking Group. Net interest margin fell 9 basis points to 1.49%. Two-thirds of the decline from the first quarter was attributable to the decline in Investment Banking Group. Net interest margin in Personal and Commercial Client Group fell 3 basis points. P&C Canada net interest margin fell 6 basis points due to pricing aggressively in the competitive mortgage market and total personal loans growing faster than deposits. P&C Chicagoland Banking net interest margin rose 5 basis points due to improved spread on deposits, partially offset by a decrease in loan spreads caused by competitive pressures. Net interest margin in Investment Banking Group fell 8 basis points due to lower trading net interest income and lower cash collections on previously impaired loans.
Year to date, net interest income decreased $82 million to $2,356 million. Average assets increased $6 billion but were $27 billion higher, adjusted for the VIE assets. Again, approximately two-thirds of the latter increase was attributable to Investment Banking Group. BMO’s overall net interest margin was down 9 basis points or by 21 basis points excluding the impact of VIE assets, for reasons that are largely consistent with the second quarter decline relative to a year ago.
BMO’s non-interest revenue in the second quarter increased $144 million or 12% from the prior year to $1,360 million, but increased $180 million or 15% excluding Harrisdirect and $224 million or 20% after also excluding VIE revenues. Investment Banking Group’s revenue increased as equity, foreign exchange and particularly commodity derivatives trading revenues were up sharply due to favourable trading conditions and increased client activities associated with higher volatility in energy prices. Equity and debt underwriting activities rose sharply, while merger and acquisition and commission revenues also increased. Private Client Group’s non-interest revenue was up strongly, after adjusting for the prior year’s $36 million contribution from Harrisdirect. The increase was driven by improved trade volumes in direct investing and higher commission and fee-based revenue in full-service investing, including higher mutual fund fees. In P&C Canada, there were higher cards and insurance revenues and increased sales of term investment products and mutual funds. BMO’s net investment securities gains were $30 million in the quarter, up from a relatively low $12 million of gains in the second quarter of 2005. However, securitization revenue declined $29 million from a year ago. There were gains on the sales of securitized assets in 2005 and losses in the current quarter. The gain/loss on a sale is largely related to the yield on securitized assets relative to market yields. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.

Relative to the first quarter, non-interest revenue rose $61 million or 4.7%. There was strong growth in Private Client Group due primarily to higher commissions and fee-based revenue in full-service investing and increased client trade volumes in direct investing. Personal and Commercial Client Group’s non-interest revenue also rose strongly, driven by increased investment securities gains, higher cards and insurance revenues and increased sales of term investment and mutual fund products, partially offset by lower securitization revenue. Investment Banking Group’s non-interest revenue increased due to strong equity and debt underwriting and commissions revenues, partially offset by reductions in trading revenues and merger and acquisition fees. Overall growth in non-interest revenues was curtailed by three fewer calendar days in the current quarter and the impact of the weaker U.S. dollar.
Year to date, non-interest revenue increased $230 million or 9.4% to $2,659 million, but increased $305 million or 13% excluding Harrisdirect and $349 million or 15% after also excluding VIE revenues. Investment Banking Group’s revenue was much higher as increased commodity derivatives and other trading revenues were up sharply due to favourable trading conditions and increased client activities associated with higher volatility in energy prices. Merger and acquisition revenue improved significantly, while securities commissions and debt and equity underwriting revenue also increased. BMO’s investment securities gains were comparable to the prior period. Private Client Group’s non-interest revenue was up strongly, after adjusting for the prior year’s $75 million contribution from Harrisdirect. The growth was driven by increased managed assets levels in the mutual fund businesses and higher commission and fee-based revenue in our brokerage businesses. Personal and Commercial Client Group revenue also increased due to higher cards and insurance revenues and increased sales of term investment and mutual fund products, partially offset by lower securitization revenue. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.
Non-Interest Expense
Non-interest expense in the second quarter of 2006 decreased $8 million or 0.5% from a year ago to $1,571 million, but increased $50 million or 3.3% excluding Harrisdirect and $75 million or 5.0% after also excluding last year’s $25 million litigation provision. The weaker U.S. dollar lowered expense growth by $32 million or 2.0%. There were increased performance-based costs in Investment Banking Group and higher revenue-based costs in Private Client Group. In Canada, retail and business banking costs rose due to higher employee-related costs resulting from an expansion of both our retail and commercial sales forces and higher marketing costs. Costs of new branches and integrating acquired businesses increased expenses in Chicagoland Banking. Increased initiative expenditures in both Canada and the United States added to retail and business banking expenses.
Non-interest expense increased $26 million or 1.6% from the first quarter. There were increased marketing costs and higher expenses due to investing in our physical distribution network in Canadian retail and business banking. Acquisitions, increased credit origination and marketing expenses as well as branch technology initiatives added to costs in Chicagoland Banking. There were increases in revenue-based costs in Private Client Group, while Investment Banking Group’s costs declined slightly, despite higher performance-based costs.
Year to date, non-interest expense was relatively unchanged at $3,116 million, but increased $119 million or 4.0% excluding Harrisdirect and $144 million or 4.9% after also excluding last year’s litigation provision. The weaker U.S. dollar lowered expense growth by $50 million or 1.6%. The increase was primarily due to the same factors that contributed to higher expenses in the second quarter relative to a year ago.
The productivity ratio was 62.7% in the second quarter of 2006, compared with 65.0% a year ago. The cash productivity ratio improved 170 basis points to 62.3%, or by 117 basis points excluding Harrisdirect in the year-ago period. Our productivity and cash productivity ratios deteriorated 123 basis points from the first quarter. Year to date, our productivity ratio improved 180 basis points from a year ago while our cash productivity ratio improved by 125 basis points, the differing rates of change relating largely to the sale of Harrisdirect and the resulting reduction in the amortization of intangible assets, a non-cash charge.

Risk Management
Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q2-2006	Q1-2006	Q2-2005	YTD-2006	YTD-2005
New specific provisions	116	89	108	205	201
Reversals of previously established allowances	(15)	(17)	(47)	(32)	(81)
Recoveries of loans previously written-off	(35)	(20)	(15)	(55)	(31)

Specific provision for credit losses	66	52	46	118	89
Reduction of the general allowance	—	—	(40)	—	(40)

Provision for (recovery of) credit losses	66	52	6	118	49

Specific PCL as a % of average net loans and acceptances (annualized)	0.14%	0.12%	0.11%	0.13%	0.11%
PCL as a % of average net loans and acceptances (annualized)	0.14%	0.12%	0.01%	0.13%	0.06%

Changes in Gross Impaired Loans and Acceptances (GIL)
GIL, Beginning of Period	745	804	1,089	804	1,119
Additions to impaired loans & acceptances	173	78	138	251	227
Reductions in impaired loans & acceptances	(56)	(66)	(68)	(122)	(115)
Write-offs	(91)	(71)	(107)	(162)	(179)

GIL, End of Period	771	745	1,052	771	1,052

GIL as a % of gross loans & acceptances	0.41%	0.41%	0.61%	0.41%	0.61%
GIL as a % of equity and allowances for credit losses	4.57%	4.47%	6.77%	4.57%	6.77%

The provision for credit losses totalled $66 million in the quarter, compared with $6 million in the second quarter of 2005 and $52 million in the first quarter of 2006. Year to date, the provision totalled $118 million, compared with $49 million a year ago. There was no reduction of the general allowance in the second quarter of 2006, compared with a $40 million reduction a year ago.
Although specific provisions increased slightly from the first quarter and a year ago, they continue at low levels, representing an annualized 14 basis points of average net loans and acceptances, including securities purchased under resale agreements. Specific provisions for the year to date represent an annualized 13 basis points of average net loans and acceptances, up slightly from a year ago but appreciably lower than the 33 basis points average of the past five fiscal years. The components of the specific provision are outlined in the Provisions for Credit Losses table above.
While remaining at historically low levels, gross impaired loans and acceptances increased during the quarter to $771 million from $745 million in the first quarter, but were down from $1,052 million a year ago. Factors contributing to the changes are outlined in the preceding table. New impaired loan formations totalled $173 million, up from $78 million in the first quarter and $138 million a year earlier. BMO continues to benefit from effective loan realization practices, including cash collections and loan sales, which partially offset higher formations in the second quarter. During the quarter, loan sales totalled $39 million with resulting reversals and recoveries of $18 million, compared with loan sales of $31 million in the prior year with related reversals and recoveries of $10 million. There were no sales of impaired loans in the first quarter of the current year.
The total allowance for credit losses of $1,117 million at the end of the second quarter was comprised of a specific allowance of $178 million and a general allowance of $939 million. The specific allowance was up $8 million from the first quarter but down $76 million from a year ago. The decrease from a year ago was primarily due to the decline in impaired loans over the same period. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and decreased $6 million from the first quarter due to the weaker U.S. dollar. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 85.1% of the loan portfolio at the end of the second quarter, relatively unchanged from a year ago and the end of the first quarter.
We continue to closely monitor those industry sectors considered to be of most concern in today’s economy, including airline, auto, forestry and those sectors considered to be particularly sensitive to high energy prices and the rising Canadian dollar. BMO’s exposures to these sectors remains well within acceptable levels. We are also attentive to other factors that could affect credit quality in the consumer and corporate and commercial portfolios, including the potential impact of rising interest rates. Looking forward, short-term conditions should remain relatively stable, with potential weakness developing in the latter part of the year or early 2007. This outlook is supported by our expectation for continued low corporate default rates, moderate levels of impaired loan formations and stable economic conditions across North America. We continue to anticipate that specific provisions in fiscal 2006 will be $325 million or less, below the 2006 target of $400 million or less established at the beginning of the year.
BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 70 to 73 of the 2005 Annual Report. Trading and underwriting Market Value Exposure and Earnings Volatility have been generally consistent quarter-over-quarter. Structural Market Value Exposure (MVE) declined in the first quarter of 2006 as a result of lower modelled interest rate volatility. Interest rate volatility is derived from 10 years of historical data, which, starting in fiscal 2006, excludes the high volatility associated with fiscal 1995. Otherwise, there have been no significant changes to levels of liquidity and funding risk or structural market risk since the end of fiscal 2005. There were no significant changes to market risk or liquidity and funding management practices during the quarter or since the end of last year.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

	Market value			12-month
(After-tax Canadian equivalent)	exposure (MVE)			earnings volatility
	Apr. 30	Jan. 31	Oct. 31	Apr. 30	Jan. 31	Oct. 31
	2006	2006	2005	2006	2006	2005
Trading and Underwriting	(12.5)	(13.9)	(11.6)	(11.2)	(11.6)	(9.1)
Structural	(267.1)	(260.2)	(326.3)	(26.1)	(29.7)	(28.1)

Total	(279.6)	(274.1)	(337.9)	(37.3)	(41.3)	(37.2)

*	Measured at a 99% confidence interval
Losses are in brackets
Total Trading and Underwriting MVE Summary ($ millions)*

		For the quarter ended April 30, 2006			As at January 31, 2006	As at October 31, 2005
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(5.7)	(4.5)	(6.6)	(2.4)	(7.1)	(3.2)
Equity VaR	(4.7)	(4.8)	(10.5)	(2.6)	(3.4)	(3.8)
Foreign exchange VaR	(0.5)	(0.5)	(1.9)	(0.1)	(0.6)	(0.4)
Interest rate VaR (Mark-to-Market)	(5.0)	(4.3)	(6.1)	(3.4)	(4.7)	(3.8)
Correlation	6.7	6.4	8.9	5.0	7.2	5.5

Comprehensive VaR	(9.2)	(7.7)	(13.3)	(5.3)	(8.6)	(5.7)
Interest rate VaR (accrual)	(5.7)	(7.3)	(8.5)	(5.7)	(8.3)	(8.0)
Issuer Risk	(4.3)	(4.8)	(8.3)	(3.6)	(4.6)	(4.1)

Total MVE	(19.2)	(19.8)	(25.2)	(17.2)	(21.5)	(17.8)

*	One-day measure using a 99% confidence interval
Losses are in brackets and benefits are presented as positive numbers
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

			Economic			Earnings sensitivity
			value			over the next
(After-tax Canadian equivalent)			sensitivity			12 months
	Apr. 30	Jan. 31	Oct. 31	Apr. 30	Jan. 31	Oct. 31
	2006	2006	2005	2006	2006	2005
100 basis point increase	(235.3)	(234.3)	(228.8)	20.4	24.0	25.1
100 basis point decrease	200.3	188.7	191.9	(19.9)	(27.1)	(22.4)

200 basis point increase	(487.3)	(490.9)	(478.0)	33.9	42.2	44.1
200 basis point decrease	351.7	327.5	347.3	(28.1)	(43.5)	(45.8)

*	Losses are in brackets and benefits are presented as positive numbers
Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
The provision for income taxes decreased $26 million from the second quarter a year ago and $63 million from the first quarter to $203 million.
Results in the year-ago period included a $20 million recovery of prior years’ income taxes and $29 million of non-taxable revenue from restructuring VIEs. The effective tax rate for the quarter was 23.5%, compared with 29.0% in the first quarter and 27.2% (30.8% excluding the $20 million tax recovery and the $29 million of non-taxable revenue from restructuring VIEs) in the second quarter a year ago.
Year to date, the provision for income taxes declined $7 million to $469 million. There was a $52 million recovery of prior years’ income taxes recorded in the first six months of 2005. The effective tax rate in the current year-to-date period was 26.4%, down from 27.9% (31.5% excluding the recovery of prior years’ income taxes and the non-taxable revenue from restructuring VIEs) in the comparable period a year ago. We continue to consider the sustainable income tax rate to be 29% to 31%.
BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge of $58 million in shareholders’ equity for the quarter and $174 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.
Summary Quarterly Results Trends

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(Canadian $ in millions, except as noted)	2006	2006	2005	2005	2005	2005	2004	2004
Total revenue (teb)	2,503	2,512	2,650	2,441	2,428	2,439	2,279	2,393
Provision for credit losses — specific	66	52	57	73	46	43	37	(70)
Provision for credit losses — general	—	—	—	—	(40)	—	(50)	(40)
Non-interest expense	1,571	1,545	1,636	1,579	1,579	1,533	1,493	1,538

Net income	644	630	657	541	600	602	551	643

Basic earnings per share ($)	1.27	1.24	1.30	1.07	1.19	1.18	1.08	1.27
Diluted earnings per share ($)	1.24	1.22	1.27	1.05	1.16	1.16	1.06	1.24
Net interest margin	1.45	1.54	1.54	1.61	1.56	1.61	1.77	1.82
Canadian/U.S. dollar exchange rate (average)	1.14	1.16	1.18	1.24	1.23	1.21	1.26	1.34

Operating group net income:
P&C Canada	259	266	271	277	263	263	236	240
P&C Chicagoland Banking	27	34	34	30	30	31	31	28

Personal and Commercial Client Group	286	300	305	307	293	294	267	268
Private Client Group	96	94	107	63	77	73	53	58
Investment Banking Group	245	228	226	184	206	237	190	230
Corporate Support, including T&S	17	8	19	(13)	24	(2)	41	87

BMO Financial Group net income	644	630	657	541	600	602	551	643

BMO’s quarterly earning trends were reviewed in detail on pages 76 and 77 of the 2005 Annual Report. The above table outlines summary results for the third quarter of fiscal 2004 through the second quarter of fiscal 2006. Quarterly provisions for credit losses have generally started to trend upward, affecting performance. In addition, quarterly results sometimes include significant items that affect the level of earnings and trend analysis. The net impact of such items increased earnings significantly in the third quarter of 2004. The first, second and fourth quarters of 2005 were also affected by significant items. BMO’s pattern of growing earnings in consecutive quarters was interrupted in the fourth quarter of 2004 and into 2005, largely because of provisioning trends and significant items affecting quarterly results. Net interest margins have generally trended lower in the competitive, low interest rate environment. The weakening of the U.S. dollar has dampened revenue and expense growth over the past two years but has had a more modest impact on net income, in part due to our practice of hedging our currency exposure.
BMO’s provision for credit losses declined during 2004 as we moved into a particularly favourable span of the credit cycle. Provisions were especially low in the third quarter of 2004 as we recorded high levels of reversals of previous allowances and recoveries of earlier write-offs. These reversals and recoveries were a significant component of the high net income in Corporate Support in that quarter.

A significant factor affecting results in 2006 in the context of trend analysis was the fourth quarter of 2005 sale of Harrisdirect, which was contributing $50 to $60 million to BMO’s quarterly revenues and expenses and a quarterly operating loss of about $5 million.
Balance Sheet
Total assets of $312.4 billion increased $14.9 billion from October 31, 2005. The increase primarily reflects growth in net loans and acceptances ($13.2 billion), securities ($1.7 billion) and other assets ($1.1 billion), partially offset by a $1.1 billion decrease in cash resources.
The $13.2 billion increase in net loans and acceptances was largely due to a $4.8 billion increase in securities borrowed or purchased under resale agreements, driven by customer demand, a $4.0 billion increase in loans to business and government, consistent with our strategy to grow our commercial business, and a $3.6 billion increase in residential mortgages and loans, driven by the low interest rate environment and the active housing market.
The $1.7 billion increase in securities was largely attributable to a $1.5 billion increase in trading securities. The increase was primarily due to higher corporate debt and equity trading securities resulting from normal trading activity. The excess of investment securities’ book value over market value increased $43 million from October 31, 2005, to $46 million, mainly reflecting higher unrealized losses on fixed income investments in the rising interest rate environment.
The $1.1 billion increase in other assets was mainly due to pending trade settlements, and the $1.1 billion decrease in cash resources was primarily due to lower interest bearing deposits with other banks, resulting from an interest rate environment unfavourable for reinvestment.
Liabilities and shareholders’ equity increased $14.9 billion from October 31, 2005, reflecting increases in deposits ($0.7 billion), other liabilities ($13.6 billion) and shareholders equity ($0.6 billion).
Deposits by banks, which account for 12% of total deposits, decreased $2.1 billion as they were replaced by securities lent or sold under repurchase agreements. Deposits by businesses and governments, which account for 48% of total deposits, increased $1.8 billion and were used to fund growth in loans. Deposits from individuals, which account for 40% of total deposits, increased $1.0 billion and were also used to fund growth in loans.
The $8.8 billion increase in securities lent or sold under repurchase agreements was used to fund growth in trading securities and securities borrowed or purchased under resale agreements and to reduce borrowings from banks. The $2.5 billion increase in other liabilities was primarily due to higher balances owing to clients and brokers, resulting from pending trade settlements, and the $1.5 billion change in derivative financial instruments reflected increased client activity as well as volatility in commodity prices.
Contractual obligations by year of maturity were outlined in Table 8 on page 81 of BMO’s 2005 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.
Capital Management
BMO’s Tier 1 capital ratio was 10.17%, down from 10.38% at the end of the first quarter and 10.25% at the end of 2005, but well above our minimum target of 8.0%. The decreases were primarily attributable to increases in risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group and Investment Banking Group.
The total capital ratio was 11.72%, compared with 11.84% at the end of the first quarter and 11.76% at the end of last year. Again, the decreases were primarily due to risk-weighted asset growth.
On May 24, BMO announced that it was increasing its target dividend payout range to 45-55% of net income available to common shareholders. The increase, from 35-45%, is reflective of our confidence in our continued ability to generate earnings and our strong capital position. Our disciplined approach to capital management will allow us to continue to execute our attractive growth strategies and continue our longstanding commitment to enhancing shareholder value.
In keeping with the new payout target, BMO also announced a 17% increase in its third quarter dividend to common shareholders, which will grow by $0.09 from $0.53 to $0.62 per common share, up 35% from $0.46 a year ago.
During the quarter, BMO raised $700 million of subordinated debt through the issue of 5.10% Series D Medium-Term Notes, First Tranche, due April 2021, under our Canadian Medium-Term Note Program. The issue, which closed on April 21, adds to BMO’s Tier 2 capital base. The net proceeds of the offering will be used for general corporate purposes.
On March 14, 2006, Bank of Montreal redeemed its $125 million of 7.40% Debentures, Series 19, due 2011. The redemption was prompted by the high yield relative to current market rates and lowered BMO’s total capital ratio by approximately 8 basis points.
On March 29, 2006, Bank of Montreal announced its intention to, and on May 9, 2006 did redeem its $300 million of 8.15% Debentures, Series 21, due 2011. The announcement of the redemption, which was prompted by the high yield relative to current market rates, required us to exclude the debentures in calculating our capital ratio in the second quarter and lowered BMO’s total capital ratio by approximately 20 basis points.
During the quarter, we repurchased 1,861,300 Bank of Montreal common shares under our common share repurchase program at an average cost of $65.63 per share, for a total cost of $122 million. Year to date, we repurchased 2,399,500 common shares at an average cost of $64.45 per share, for a total cost of $154 million. There have been 3,215,800 common shares repurchased under the existing normal-course issuer bid that expires on September 5, 2006 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float. Our common share repurchase program is primarily intended to offset, over time, the impact of dilution caused by the exercise of stock options, our dividend reinvestment plan and the conversion of convertible shares.
Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of May 17, 2006	Canadian dollar amount
Common shares	501,116,000
Class B Preferred Shares
Series 5	$200,000,000

Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000,000
Series 6	$250,000,000
Series 10	$396,000,000

Stock options
- vested	21,249,000
- non-vested	3,746,000

Notes 20 and 21 to the audited financial statements on pages 118 and 119 and the table on page 60 in the Annual MD&A included in the 2005 Annual Report provide details on share capital.
Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally available only to preferred customers.
Preferred rate loan agreements were discussed in Note 26 of the audited consolidated financial statements on page 128 of the 2005 Annual Report. There have been no amounts advanced under these preferred rate loan agreements in fiscal 2006, except for mortgage loans related to staff transfers we initiated.
Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments, derivatives, and VIEs, which were described on page 61 of the 2005 Annual Report. There were no significant changes to these off-balance sheet arrangements during the six months ended April 30, 2006.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2005 audited consolidated financial statements outline our significant accounting policies. There have been no changes to our significant accounting policies in fiscal 2006.
Pages 63 to 65 of the 2005 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Future Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
The Canadian Institute of Chartered Accountants (CICA) has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our investment securities and hedging derivatives at fair value. When we adopt the new rules, on November 1, 2006, we will re-measure our securities and derivatives, as appropriate, and report a new section of shareholders’ equity called other comprehensive income. The impact of recording these assets and liabilities at fair value will be recognized in opening equity and results for prior periods will not be restated. We cannot determine the impact that these rules will have on our consolidated financial statements, as this will be dependent on fair values at the time of adoption.
Earnings per Share
The CICA has issued new rules that will require BMO to include the potential conversion of certain of our preferred shares and capital trust securities to common shares in the calculation of diluted earnings per share. The effective date has not been finalized; however, we expect to adopt these new rules in the year ended October 31, 2006. Diluted earnings per share of prior periods will be restated upon adoption. Under the new standard, our diluted earnings per share for the years ended October 31, 2005, 2004 and 2003 would be reduced by approximately $0.07, $0.09 and $0.11, respectively.
Stock-based Compensation
The CICA has issued draft new guidance on stock-based compensation that will require us to immediately expense stock-based awards to employees who are eligible to retire at the time of the grant. Currently, these awards are expensed over the vesting period. The effective date has not been finalized; however, we expect to adopt these new rules in the year ended October 31, 2006, on a retroactive basis. We do not expect the impact to be material on an annual basis. However, since most stock compensation awards are granted in the first quarter of each year, this change will result in increased compensation expense in the first quarter of each year and decreased compensation expense for the remainder of the year.

REVIEW OF OPERATING GROUPS’ PERFORMANCE
The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2006, and outline some of their business achievements in the quarter.
Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.
Operating Groups’ Summary Income Statements and Statistics for Q2–2006

	Q2-2006					YTD-2006
				Corp.					Corp.
				incl.	Total				incl.	Total
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&S	BMO	P&C	PCG	IBG	T&S	BMO
Net interest income (teb)	887	138	174	(56)	1,143	1,798	276	381	(99)	2,356
Non-interest revenue	437	349	552	22	1,360	847	675	1,088	49	2,659

Total revenue (teb)	1,324	487	726	(34)	2,503	2,645	951	1,469	(50)	5,015
Provision for (recovery of) credit losses	86	—	20	(40)	66	172	1	40	(95)	118
Non-interest expense	802	337	409	23	1,571	1,580	659	820	57	3,116

Income before income taxes and non-controlling interest in subsidiaries	436	150	297	(17)	866	893	291	609	(12)	1,781
Income taxes (teb)	150	54	52	(53)	203	307	101	136	(75)	469
Non-controlling interest in subsidiaries	—	—	—	19	19	—	—	—	38	38

Net income Q2-2006	286	96	245	17	644	586	190	473	25	1,274

Net income Q1-2006	300	94	228	8	630

Net income Q2-2005	293	77	206	24	600	587	150	443	22	1,202

Other statistics
Net economic profit	134	67	125	(31)	295	277	131	229	(64)	573
Return on equity	19.1%	34.1%	21.9%	nm	19.1%	19.2%	33.1%	20.8%	nm	18.8%
Cash return on equity	19.6%	34.5%	21.9%	nm	19.3%	19.8%	33.5%	20.8%	nm	19.0%
Non-interest expense-to-revenue ratio (teb)	60.6%	69.2%	56.3%	nm	62.7%	59.7%	69.3%	55.8%	nm	62.1%
Cash non-interest expense-to- revenue ratio (teb)	59.9%	68.8%	56.2%	nm	62.3%	59.0%	69.0%	55.8%	nm	61.7%
Net interest margin (teb)	2.68%	8.82%	0.43%	nm	1.49%	2.70%	8.67%	0.47%	nm	1.53%
Average common equity	6,007	1,148	4,482	2,040	13,677	6,005	1,148	4,481	1,893	13,527
Average assets ($ billions)	135.8	6.4	167.1	4.8	314.1	134.4	6.4	164.0	4.7	309.5
Full-time equivalent staff	19,145	4,155	2,114	8,929	34,343

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP (P&C)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2006	vs. Q2-2005			vs. Q1-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	887	30	4%		(24)	(3%	)	1,798	68	4%
Non-interest revenue	437	23	5%		27	7%		847	21	3%

Total revenue (teb)	1,324	53	4%		3	—		2,645	89	4%
Provision for credit losses	86	10	14%		—	—		172	22	15%
Non-interest expense	802	21	3%		24	3%		1,580	37	2%

Income before income taxes and non-controlling interest in subsidiaries	436	22	5%		(21)	(5%	)	893	30	3%
Income taxes (teb)	150	29	22%		(7)	(5%	)	307	31	10%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	—	—

Net income	286	(7)	(2%	)	(14)	(5%	)	586	(1)	—

Amortization of intangible assets (after tax)	8	(1)	(16%	)	—	—		16	(1)	(11%	)

Cash net income	294	(8)	(3%	)	(14)	(5%	)	602	(2)	—

Return on equity	19.1%		(3.7%	)		(0.3%	)	19.2%		(3.2%	)
Cash return on equity	19.6%		(3.9%	)		(0.3%	)	19.8%		(3.3%	)
Non-interest expense-to-revenue ratio (teb)	60.6%		(0.8%	)		1.7%		59.7%		(0.6%	)
Cash non-interest expense-to-revenue ratio (teb)	59.9%		(0.7%	)		1.7%		59.0%		(0.5%	)
Net interest margin (teb)	2.68%		(0.11%	)		(0.03%	)	2.70%		(0.11%	)
Average assets	135,814	10,119	8%		2,722	2%		134,431	10,137	8%

Financial Performance Review
Personal and Commercial Client Group represents the sum of our two retail and business banking operating segments, Personal and Commercial Client Group – Canada (P&C Canada) and Personal and Commercial Client Group – Chicagoland Banking (P&C Chicagoland Banking). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Client Group net income was $286 million for the second quarter of 2006, down $7 million or 2.4% from the second quarter a year ago and $14 million or 4.7% from the first quarter. Net income for the year to date was $586 million, down $1 million from a year ago. The second quarter of 2005 benefited from a $20 million recovery of prior years’ income taxes. Excluding the tax recovery, net income for the second quarter rose $13 million or 4.7% from a year ago and net income for the year to date increased $19 million or 3.4%.
Personal and Commercial Client Group’s productivity ratio for the quarter improved by 82 basis points from a year ago but deteriorated 175 basis points from the first quarter to 60.6%, due primarily to three fewer days in the current quarter and higher expenses in both the United States and Canada.

P&C — Canada

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2006	vs. Q2-2005			vs. Q1-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	700	28	4%		(26)	(3%	)	1,426	55	4%
Non-interest revenue	397	26	7%		27	7%		767	26	3%

Total revenue (teb)	1,097	54	5%		1	—		2,193	81	4%
Provision for credit losses	79	11	16%		1	—		157	22	16%
Non-interest expense	628	17	3%		10	2%		1,246	29	2%

Income before income taxes and non-controlling interest in subsidiaries	390	26	7%		(10)	(3%	)	790	30	4%
Income taxes (teb)	131	30	27%		(3)	(3%	)	265	31	12%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	—	—

Net income	259	(4)	(1%	)	(7)	(3%	)	525	(1)	—

Amortization of intangible assets (after tax)	2	—	—		(1)	(11%	)	5	—	—

Cash net income	261	(4)	(1%	)	(8)	(3%	)	530	(1)	—

Non-interest expense-to-revenue ratio (teb)	57.3%		(1.2%	)		0.9%		56.8%		(0.8%	)
Cash non-interest expense-to-revenue ratio (teb)	57.1%		(1.2%	)		0.9%		56.7%		(0.6%	)
Net interest margin (teb)	2.52%		(0.12%	)		(0.06%	)	2.55%		(0.11%	)
Average assets	113,878	9,470	9%		2,411	2%		112,653	8,652	8%

Financial Performance Review
P&C Canada’s net income of $259 million for the second quarter of 2006 was down $4 million or 1.3% from the second quarter of 2005. The second quarter of 2005 benefited from a $20 million recovery of prior years’ income taxes. Excluding that recovery, net income for the second quarter rose $16 million or 6.9% from a year ago driven by strong volume growth, partially offset by lower net interest margins, higher provisions for credit losses and increased expenses. Although there was both strong non-interest revenue and volume growth, net income was down $7 million or 2.5% from the first quarter, due largely to the impact of three fewer calendar days in the second quarter, lower net interest margin and higher expenses.
Year to date, net income of $525 million was down $1 million from the comparable period of 2005. Excluding the $20 million tax recovery in the comparable period, net income rose $19 million or 3.9%, driven by strong volume growth, partially offset by the impact of lower net interest margin, higher provisions for credit losses and increased expenses.
Revenue for the quarter rose $54 million or 5.1% from the second quarter of 2005 to $1,097 million. There was strong volume growth in both personal and commercial products, higher cards and insurance revenue and increased sales of term investment products and mutual funds, partially offset by lower securitization revenue. There was a decline in net interest margin due to total personal loans growing faster than deposits, aggressive mortgage pricing in a competitive market and the interest rate environment. Rising interest rates caused narrower spreads on variable rate mortgage and loan products. In addition, the absolute low level of all interest rates contributed to the margin decline, mitigated by pricing actions in certain deposit categories.
Relative to the first quarter, revenue was basically unchanged. Increased sales of term investment and mutual funds products, higher insurance and cards revenue and higher investment securities gains were offset by the impacts of three fewer calendar days in the second quarter and lower net interest margin. The decline in net interest margin was due to pricing aggressively in the competitive mortgage market and total personal loans growing faster than deposits.
Year to date, revenue increased $81 million or 3.8% to $2,193 million. The factors contributing to the increase were largely consistent with those responsible for the year-over-year increase for the quarter.

The provision for credit losses was $79 million, up $11 million from a year ago but consistent with the first quarter. Year to date, the provision for credit losses was $157 million, up $22 million from a year ago. The increases from a year ago were due to higher lending volumes and better commercial credit information as a consequence of the improved risk management framework that results from our Basel initiative. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provision methodology based on each group’s share of expected credit losses over an economic cycle.
Non-interest expense of $628 million in the second quarter was up $17 million or 2.9% from a year ago. The increase was attributable to higher employee-related costs resulting from an expansion of both our retail and commercial sales forces as well as increased marketing expenditures.
Relative to the first quarter, non-interest expense increased $10 million or 1.7%, due to higher marketing expenses and investments in our distribution network including the expansion of our sales forces, partially offset by the impact of three fewer calendar days in the second quarter. Year to date, non-interest expense was $29 million or 2.4% higher than in the comparable period of 2005, due to the expansion of the sales forces, increased marketing expenses and other initiatives. Initiatives underway in 2006 include further investment in our physical distribution network, including the replacement of our ABM network and enhancement of technology for front-line sales and service representatives to increase capacity and improve customer service.
P&C Canada’s productivity ratio in the quarter improved 122 basis points from a year ago to 57.3%, but slipped 95 basis points from the first quarter, due primarily to three fewer days in the second quarter and higher marketing and initiative expenses. Year to date, the productivity ratio improved by 75 basis points to 56.8% and the cash productivity ratio improved by 66 basis points to 56.7%.
Bank of Montreal has an equity ownership interest in MasterCard Incorporated. On May 5, 2006, MasterCard filed a preliminary prospectus in connection with a proposed initial public offering in the United States. A portion of Bank of Montreal’s interest in MasterCard is expected to be redeemed as part of the initial public offering process. If the transaction is completed on the terms outlined in the preliminary prospectus, BMO could realize an after-tax gain of approximately CDN$20-$30 million on our redeemed interest. The actual gain will vary depending on the pricing and expenses of the offering, the gross proceeds realized by MasterCard, the number of shares actually redeemed and exchange rates.
Business Developments and Achievements
P&C Canada’s priorities for fiscal 2006 are outlined on page 45 of BMO’s 2005 Annual Report. Notable business developments and achievements in the second quarter in support of our 2006 priorities are listed below.
•	There was strong growth in average loans and acceptances, which increased $10.9 billion or 10.5% from the second quarter of 2005 and $2.7 billion or 2.4% from the first quarter, after adding back the effects of securitizations. Personal and commercial deposits grew $2.0 billion or 4.7% from a year ago and declined $0.5 billion or 1.2% from the first quarter, partially due to seasonality.
•	The most recently available data (December 2005) indicates that BMO continued to rank second in Canadian business banking market share for business loans $5 million and below. Business banking market share declined 6 basis points from the prior year but improved 14 basis points from the preceding quarter to 18.66%. Total commercial loans and acceptances increased by $1.8 billion or 6.8% from the second quarter of 2005 and total deposits grew by $1.4 billion or 8.0%. The Canadian Bankers Association (CBA) issues business banking market share statistics on a one-calendar quarter lag basis.
•	The most recently available data indicates that our total share of the Canadian banking industry’s personal market business was 13.15%, an increase of 3 basis points from the previous quarter and 15 basis points from a year ago. Strong growth in mortgages and mutual funds were the largest contributors to the increases. Personal market share statistics are issued by the CBA on a one-month lag basis.

•	In 2006, we began an initiative to replace our entire ABM network, in part to provide enhanced security features to protect customer information. Through the end of the second quarter, we have replaced more than half of the machines and are on track to replace the entire network by the end of the year.
•	In line with our strategy to make our personal deposit products and everyday banking plans as convenient and easy to understand as possible and more effectively identify our customer needs, we have consolidated and simplified our product offer. Effective May 1, 2006, we moved to three accounts and four plans, which will dramatically reduce complexity for both customers and employees. Previously, there were more than 180 possible combinations of accounts and plans.
P&C – Chicagoland Banking

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2006	vs. Q2-2005			vs. Q1-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	187	2	1%		2	1%		372	13	4%
Non-interest revenue	40	(3)	(7%	)	—	4%		80	(5)	(6%	)

Total revenue (teb)	227	(1)	—		2	1%		452	8	2%
Provision for credit losses	7	(1)	—		(1)	—		15	—	4%
Non-interest expense	174	4	2%		14	9%		334	8	2%

Income before income taxes and non-controlling interest in subsidiaries	46	(4)	(9%	)	(11)	(20%	)	103	—	—
Income taxes (teb)	19	(1)	(3%	)	(4)	(19%	)	42	—	—
Non-controlling interest in subsidiaries	—	—	—		—	—		—	—	—

Net income	27	(3)	(12%	)	(7)	(21%	)	61	—	—

Amortization of intangible assets (after tax)	6	(1)	(11%	)	1	4%		11	(1)	(3%	)

Cash net income	33	(4)	(12%	)	(6)	(19%	)	72	(1)	(1%	)

Non-interest expense-to-revenue ratio (teb)	76.6%		1.9%			5.5%		73.9%		0.4%
Cash non-interest expense-to-revenue ratio (teb)	73.4%		2.2%			5.6%		70.6%		0.6%
Net interest margin (teb)	3.45%		(0.10%	)		0.05%		3.42%		(0.15%	)
Average assets	21,936	649	3%		311	1%		21,778	1,485	7%

P&C — Chicagoland Banking Select Financial Data (U.S. $ in millions)
Net interest income (teb)	164	14	9%		4	3%		324	30	10%
Non-interest revenue	36	—	—		2	6%		70	—	—

Total revenue (teb)	200	14	8%		6	3%		394	30	8%
Non-interest expense	153	15	11%		15	11%		291	24	9%
Net Income	24	(2)	(8%	)	(5)	(17%	)	53	3	6%
Average assets	19,222	1,968	11%		515	3%		18,960	2,357	14%

Financial Performance Review
P&C Chicagoland Banking’s net income of $27 million for the second quarter of 2006 was down $3 million or 12% from the second quarter of 2005 and $7 million or 21% from the first quarter of 2006. The decreases were due to increased costs associated primarily with acquisitions, new branches and enhancements to our branch technology platform. Year to date, net income of $61 million was unchanged from a year ago, as revenue growth offset increased expenses.
Revenue for the quarter decreased $1 million or 0.4% from the same quarter a year ago to $227 million, but increased $18 million or 7.7% excluding the impact of the weaker U.S. dollar. The increase was driven by loan growth (both commercial and consumer), improved deposit spread and the impact of the acquisition of Villa Park Bank and new branches, partially offset by the effect of lower loan spreads. Net interest margin decreased by 10 basis points as assets, primarily consumer loans, grew faster than deposits. Other contributing factors were competitive pressures on loan pricing and the impact of lower investment rates earned on longer-term deposits, mitigated by pricing actions in certain deposit categories. BMO’s operating groups earn a spread on both their loans and deposits; however, net interest margin represents net interest income as a percentage of assets. Since P&C Chicagoland Banking’s loan growth has surpassed its deposit growth over time, its net interest margin has been negatively affected.
Revenue increased $2 million or 1.2% from the first quarter primarily due to loan growth, improved deposit spread and the acquisition of Villa Park Bank. Net interest margin rose 5 basis points due to improved deposit spread, partially offset by a decrease in loan spreads caused by competitive pressures. Year to date, revenue increased $8 million or 1.8% to $452 million, but increased $37 million or 8.2% excluding the impact of the weaker U.S. dollar. The increase was due to strong loan growth, improved deposit spread, acquisitions and new branches, partially offset by the impact of lower loan spreads.
Non-interest expense of $174 million in the second quarter was up $4 million or 2.1% from a year ago, but increased $18 million or 10% excluding the impact of the weaker U.S. dollar. Expenses increased $14 million or 9.0% from the first quarter. Year to date, non-interest expense was up $8 million or 2.3% to $334 million, but increased $29 million or 8.7% excluding the impact of the weaker U.S. dollar. These increases were primarily due to acquisitions and associated integration costs, new branches, increased credit origination and marketing expenses and costs associated with Harris Connect, our initiative to enhance our branch technology platform.
P&C Chicagoland Banking’s productivity ratio in the quarter deteriorated 184 basis points from a year ago and 548 basis points from the first quarter to 76.6%, due primarily to increased expenses. Year to date, the productivity ratio deteriorated by 40 basis points to 73.9% and the cash productivity ratio deteriorated by 61 basis points to 70.6% for the same reason.
P&C Chicagoland Banking’s net income represented 9.4% of total Personal and Commercial Client Group net income in the second quarter of 2006, compared with 10.6% in the prior year and 11.3% in the first quarter. Year to date, P&C Chicagoland Banking’s earnings represented 10.4% of the Group’s net income, compared with 10.6% in the comparable period of 2005.
BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in P&C Chicagoland Banking on a pro-forma basis. The table reflects the inclusion of $102 million of corporate mid-market revenue and $31 million of net income in P&C Chicagoland Banking’s results for the quarter and $209 million of revenue and $62 million of net income for the year to date.
If results of the U.S. mid-market banking unit were included in P&C Chicagoland Banking’s results, P&C Chicagoland Banking’s non-interest expense-to-revenue ratio for this quarter would be 66.4%, compared with 76.6% as currently reported. On a similarly-adjusted basis, net income from U.S. operations would represent 18.0% of Personal and Commercial Client Group’s earnings for the quarter, compared with 9.4% as currently reported, while revenue from U.S. operations would represent 23.1% of the Group’s revenue for the quarter, compared with 17.2% as currently reported.
P&C Chicagoland Banking adjusted to include U.S.-based mid-market business

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2006	vs. Q2-2005			vs. Q1-2006			YTD-2006	vs. YTD-2005
Revenue (teb)	329	(12)	(3%	)	(3)	(1%	)	661	(11)	(2%	)
Net income	58	(7)	(13%	)	(7)	(13%	)	123	(12)	(9%	)
Non-interest expense-to-revenue ratio	66.4%		3.0%			3.9%		64.4%		3.1%

Business Developments and Achievements
P&C Chicagoland Banking’s priorities for fiscal 2006 are outlined on page 47 of BMO’s 2005 Annual Report. Notable business developments and achievements in the second quarter in support of our 2006 priorities are listed below.
•	Loans increased US$2.4 billion or 16.0% from a year ago. Consumer loans grew 17.8% in a highly competitive market, while small business loans grew 11.9%.
•	Harris and New Lenox State Bank (NLSB) successfully completed the conversion of systems, data and operations to the Harris environment and business model. This conversion marks the full integration of NLSB onto the new Harris Connect teller application and network. As a result of the simultaneous implementation of these conversion projects, former NLSB customers now have access to all Harris locations, ATMs, Online Banking, the Client Contact Center and all Harris products and services.
•	We opened another new branch in the quarter, increasing our Harris community banking network to a milestone 200 locations in Chicago and Northwest Indiana. Our goal is to expand our network beyond the Chicago area and Northwest Indiana into the other Midwest states and double our network to 350 to 400 branches over the next 3 to 5 years.
•	Our Net Promoter Score, a measure of the intensity of customer loyalty, has increased to 35 from 34 in 2005, while our Retail Secure Customer Index has remained at 42.
PRIVATE CLIENT GROUP (PCG)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2006	vs. Q2-2005			vs. Q1-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	138	(5)	(4%	)	—	—		276	(7)	(2%	)
Non-interest revenue	349	(11)	(3%	)	23	7%		675	(27)	(4%	)

Total revenue (teb)	487	(16)	(3%	)	23	5%		951	(34)	(4%	)
Provision for credit losses	—	(1)	(39%	)	(1)	—		1	(1)	(39%	)
Non-interest expense	337	(45)	(12%	)	15	5%		659	(91)	(12%	)

Income before income taxes	150	30	24%		9	6%		291	58	25%
Income taxes (teb)	54	11	22%		7	12%		101	18	21%

Net income	96	19	25%		2	3%		190	40	27%

Amortization of intangible assets (after tax)	2	(8)	(88%	)	1	nm		3	(17)	(88%	)

Cash net income	98	11	11%		3	3%		193	23	13%

Return on equity	34.1%		14.2%			1.9%		33.1%		14.2%
Cash return on equity	34.5%		12.0%			1.9%		33.5%		12.0%
Non-interest expense-to-revenue ratio (teb)	69.2%		(6.6%	)		(0.2%	)	69.3%		(6.8%	)
Cash non-interest expense-to-revenue ratio (teb)	68.8%		(4.5%	)		(0.3%	)	69.0%		(4.4%	)
Net interest margin (teb)	8.82%		0.49%			0.29%		8.67%		0.57%
Average assets	6,428	(640)	(9%	)	—	—		6,428	(627)	(9%	)

PCG U.S. Business Select Financial Data (U.S. $ in millions)
Total revenue	58	(45)	(44%	)	(5)	(8%	)	121	(87)	(42%	)
Non-interest expense	57	(43)	(43%	)	(2)	(3%	)	116	(84)	(42%	)
Net Income	1	(1)	(50%	)	(3)	(75%	)	5	—	—
Cash net income	2	(8)	(80%	)	(2)	(50%	)	6	(14)	(70%	)
Average assets	2,102	(639)	(23%	)	(43)	(2%	)	2,124	(679)	(24%	)

nm — not meaningful

Financial Performance Review
Net income in the second quarter increased $19 million or 25% from a year ago to $96 million. Earnings growth was achieved by increasing operating revenue across all the Group’s lines of business, adjusting for the impact of the sale of Harrisdirect. Relative to the first quarter, net income increased $2 million or 2.5%, and on a year-to-date basis, net income improved $40 million or 27% from the comparable period in 2005 to $190 million.
Revenue of $487 million in the second quarter declined $16 million from a year ago, but increased $37 million or 8.1% excluding the operating results of Harrisdirect and by $43 million or 9.4% after also excluding the impact of the weaker U.S. dollar. Strong revenue growth was driven by increased client trade volumes in direct investing and higher commission and fee-based revenue in full-service investing. The mutual fund businesses continue to grow revenue through positive net sales and increasing managed asset levels. Higher deposit spreads and moderate balance growth also contributed to increased revenues. Investment securities gains in the current quarter included a $6 million ($4 million after tax) gain on the redemption of seed capital in our mutual fund businesses; however, this impact was offset by $8 million ($5 million after tax) of incremental expenses associated with Harris Insight Funds incurred prior to our alliance with The Phoenix Companies, Inc.
Relative to the first quarter, revenue increased $23 million or 4.9%, due primarily to higher commission and fee-based revenue in full-service investing and increased client trade volumes in direct investing. Year to date, revenue declined $34 million from the comparable period in 2005, but increased $74 million or 8.4% excluding the operating results of Harrisdirect and by $84 million or 9.6% after also excluding the impact of the weaker U.S. dollar. The Group’s focus on revenue growth and enhancing product offerings, combined with favourable market fundamentals, drove higher operating revenue across all lines of business.
Non-interest expense of $337 million in the second quarter declined $45 million from a year ago, but increased $13 million or 3.9% excluding Harrisdirect and by $18 million or 5.5% after also excluding the impact of the weaker U.S. dollar. Higher expense levels were primarily attributable to increased revenue-based costs. Our productivity ratio improved 665 basis points from a year ago, or by 277 basis points excluding Harrisdirect. Relative to the first quarter expenses grew $15 million or 4.6% due to higher revenue-based costs and increased investment in our businesses to drive future revenue growth. Year to date, expenses decreased $91 million from the comparable period in 2005, but increased $24 million, in line with revenue, excluding the operating results of Harrisdirect and by $32 million or 5.1% after also excluding the impact of the weaker U.S. dollar.
All amounts in this paragraph discussing U.S. operations are stated in U.S. dollars. Our U.S. operations are comprised of private banking, investment management and mutual funds. Excluding Harrisdirect, revenue decreased $3 million from the prior year due to the $7 million reimbursement of a portion of administration fees related to the Harris Insight Funds, partially offset by moderate revenue growth in private banking. Excluding Harrisdirect, net income declined $3 million from the prior year, primarily due to the incremental expenses associated with Harris Insight Funds and increased investment in our investment management business.
Business Developments and Achievements
The Group’s priorities for fiscal 2006 are outlined on page 51 of BMO’s 2005 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2006 objectives are listed below.
•	The Group’s $273 billion of assets under management and administration, including term deposits, declined $17 billion or 6.0% year-over-year. Assets under management increased 16.1% and assets under administration increased 15.8%, excluding the effect of the weaker U.S. dollar and the sale of Harrisdirect (including a final transfer of assets completed this quarter). Term investment products were relatively unchanged.
•	BMO Mutual Funds continued to outperform the mutual fund industry in quarterly net sales and our asset growth exceeded the average of the industry and the other major Canadian banks. In the past three years, BMO Mutual Funds’ assets have grown by over 85%.
•	Guardian Group of Funds launched two new funds in the quarter, the Small Cap Growth & Income Fund and the Global Diversified Fund.

•	BMO Investorline was ranked the number one broker in The Globe and Mail’s 2006 RRSP ranking for the fifth consecutive year. BMO Investorline was described as “a top choice for anyone, but especially those looking for a little direction,” with online access to bonds and GIC’s, commission-free mutual funds and useful tools for designing RRSP portfolios.
•	Harris Investment Management, Inc. announced the approval of its strategic alliance in which The Phoenix Companies, Inc. become the investment adviser, distributor and administrator of the Harris Insight Funds. However, Harris Investment Management continues to manage the majority of the Insight Funds as sub-adviser and becomes the sub-adviser to several existing Phoenix Funds.
INVESTMENT BANKING GROUP (IBG)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2006	vs. Q2-2005			vs. Q1-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	174	(98)	(36%	)	(33)	(16%	)	381	(167)	(30%	)
Non-interest revenue	552	144	36%		16	3%		1,088	248	30%

Total revenue (teb)	726	46	7%		(17)	(2%	)	1,469	81	6%
Provision for credit losses	20	(5)	(21%	)	—	—		40	(10)	(20%	)
Non-interest expense	409	50	14%		(2)	(1%	)	820	89	12%

Income before income taxes	297	1	1%		(15)	(5%	)	609	2	1%
Income taxes (teb)	52	(38)	(41%	)	(32)	(37%	)	136	(28)	(17%	)

Net income	245	39	19%		17	7%		473	30	7%

Amortization of intangible assets (after tax)	—	(1)	nm		(1)	nm		1	—	—

Cash net income	245	38	19%		16	7%		474	30	7%

Return on equity	21.9%		1.0%			2.2%		20.8%		(1.3%	)
Cash return on equity	21.9%		1.0%			2.2%		20.8%		(1.3%	)
Non-interest expense-to-revenue ratio (teb)	56.3%		3.4%			1.0%		55.8%		3.1%
Cash non-interest expense-to-revenue ratio (teb)	56.2%		3.4%			0.9%		55.8%		3.1%
Net interest margin (teb)	0.43%		(0.22%	)		(0.08%	)	0.47%		(0.19%	)
Average assets	167,056	(5,921)	(3%	)	5,956	4%		164,029	(2,932)	(2%	)

IBG U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	297	31	12%		(10)	(3%	)	604	66	12%
Non-interest expense	153	25	20%		(13)	(8%	)	319	85	36%
Net income	79	(3)	(4%	)	—	—		158	(16)	(9%	)
Average assets	42,106	5,473	15%		(1,348)	(3%	)	42,791	6,958	19%

nm — not meaningful
Financial Performance Review
Net income for the second quarter of 2006 of $245 million increased $39 million or 19% from the second quarter of 2005, and $17 million or 7.3% from the first quarter. Year to date, net income was $473 million, an increase of $30 million or 6.8%. The second quarter of 2005 benefited from $44 million ($37 million after tax) of revenue recognized on the restructuring of VIEs. Excluding this item, net income in the current quarter increased $76 million or 45% from a year ago, as the benefits of increased revenues and a low effective tax rate were only partially offset by higher expenses. Excluding the VIE revenue, net income for the current year to date increased $67 million or 17%.
Revenue for the second quarter of 2006 increased $46 million or 6.8% from a year ago, but increased $90 million or 14% excluding the VIE revenue recognized last year and by $117 million or 18% after also excluding the impact of the weaker U.S. dollar. The revenue mix changed from a year ago, as lower net interest income was more than offset by considerably higher non-interest revenue due to increased commodity, equity and foreign exchange trading revenues. Strong debt and equity underwriting contributed to the revenue increase, while mergers and acquisitions fees and commission revenue also rose. Net investment securities gains were $19 million in the quarter, up from a relatively low $10 million of gains in the second quarter of 2005. There was continued growth in corporate loans, but its impact was more than offset by reductions in spreads due to competitive market conditions, while spreads were also lower in some of our interest-rate-sensitive businesses. There were lower cash collections on previously impaired loans and further reductions in non-core assets.
Net interest income includes interest earned on trading assets and the associated costs of funding those assets. The difference between these two amounts represents our trading net interest income. Most of the revenue related to these trading assets consists of mark-to-market gains. These gains are included in non-interest trading revenues and are significantly higher than trading net interest income. Trading net interest income was marginally negative this quarter, as compared to positive trading net interest income in the second quarter of last year and positive, but low, trading net interest income in the first quarter, due primarily to increased funding costs. The changes contributed to reductions in the Group’s net interest margin. Total trading revenues were very strong in the second quarter, with results up from the prior year but down from the record trading revenue of the first quarter.
Net interest income in the second quarter and for the year to date declined from the comparable periods in 2005 due to lower trading net interest income, the continuing effect of compressed spreads in interest-rate-sensitive businesses, the run-off of non-core assets and reduced spreads on corporate loans in the competitive environment. These factors also contributed to a decline in net interest margin. The Group’s net interest margin was lowered by 9 basis points in the second quarter of 2005 and in the first six months of 2005 because of the inclusion of $21 billion of VIE assets in IBG’s balance sheet. As such, excluding the impact of VIE assets, the Group’s net interest margin for the quarter was 31 basis points lower than in the second quarter of 2005 and the net interest margin for the year to date was 28 basis points lower than in the comparable period last year.
Revenue declined $17 million or 2.3% from the first quarter, reflecting reductions in trading revenues, mergers and acquisitions fees and cash collections on previously impaired loans. There were increases in equity and debt underwriting fees and securities commissions.
Year to date, revenue increased $81 million or 5.9%, but increased $125 million or 9.4% from the comparable period a year ago excluding the VIE revenue and by $171 million or 13% after also excluding the impact of the weaker U.S. dollar. Trading revenues were appreciably higher than in 2005, particularly commodity derivatives trading revenues, which have benefited from favourable trading conditions and increased client activities associated with high volatility in energy prices. Significantly higher mergers and acquisitions fees and improved commission revenue and equity and debt underwriting contributed to the revenue increase. Strong corporate loan growth was more than offset by reductions in spreads, while investment securities gains were lower and there were further reductions in non-core assets, as planned.
Non-interest expense of $409 million in the second quarter increased $50 million or 14% relative to a year ago, but increased $61 million or 17% excluding the impact of the weaker U.S. dollar. The increase was primarily due to higher performance-based compensation costs. Relative to the first quarter, expenses declined $2 million or 1%, due to reduced salaries and benefits costs. Year to date, non-interest expense was $820 million, up $89 million or 12% from a year ago and up $108 million or 15% excluding the impact of the weaker U.S. dollar. The increase was largely due to higher performance-based costs. Stronger revenues in 2006 were concentrated in businesses with relatively higher variable costs.
The Group’s productivity ratio for the quarter deteriorated by 342 basis points from a year ago and by 93 basis points from the first quarter to 56.3%. Year to date, the Group’s productivity ratio deteriorated by 310 basis points to 55.8%.
Net income from U.S. operations of US$79 million was US$3 million lower than in the prior year. Excluding the US$23 million of net income recognized in U.S results on the restructuring of VIEs in the prior year, net income improved US$20 million as increased trading revenues were only partially offset by higher expenses. Net income from U.S. operations was unchanged from the first quarter, as improved commission revenues and lower expenses were offset by lower commodity derivatives trading revenues. Net income from U.S. operations represented 36% of Group net income this quarter, compared with 49% a year ago and 40% in the first quarter.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. In the quarter, the revenue from our mid-market portfolio represented 14% of total Group revenue and 30% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of P&C Chicagoland Banking’s business are included in that operating segment’s section of the MD&A.
Business Developments and Achievements
The Group’s priorities for fiscal 2006 are outlined on page 54 of BMO’s 2005 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2006 priorities are listed below.
•	During the quarter, BMO Nesbitt Burns participated in 140 new issues that raised a total of $36.3 billion. They included 40 corporate debt deals, five issues of preferred shares, 77 common equity transactions and 18 government debt issues.
•	BMO Nesbitt Burns was one of six firms, and the only Canadian investment bank, awarded a mandate to lead a $10 billion IPO for Bank of China, that country’s second biggest financial institution. BMO plans to open an investment banking office in Beijing in June and intends to compete for more underwriting mandates. The assignment is a strong signal that BMO is recognized as a firm that can deliver globally and help Chinese institutions.
•	M&A transactions of note that were announced in the quarter included Penn West Energy Trust’s acquisition of Petrofund Energy Trust for $2,966 million and Vincor International’s sale to Constellation Brands for $1,279 million.
•	Harris Nesbitt served as lead arranger and administrative agent for a $450 million syndicated unsecured revolving credit facility with a $100 million multi-currency carve-out supporting Jones Lang LaSalle, the world’s leading real estate service and money management firm. The facility was expanded from $325 million to $450 million with a highly flexible covenant package.
•	Harris Nesbitt served as sole provider for $180 million of export letter of credit, advising and documentary collection services for Gold Kist Inc. Trade Finance’s Tradevenue Direct allowed Gold Kist to automate its processes and accommodate growing international sales. They have chosen Harris Nesbitt to process their documents and effect payment to them for all foreign sales.
•	Harris Nesbitt served as the advisor on the sale of JLG’s Gradall Excavator Product Line to Alamo Group, Inc.
•	Financially, the second quarter was the U.S. Securitization Group’s best revenue-generating quarter ever. The group closed ten conduit transactions during the quarter (adding five new clients) and completed two balance sheet loans and five term transactions, acting as co-manager on all.
•	Harris Nesbitt’s U.S. Securitization group and Private Placements group acted as sole agent in raising $80 million of private equity for Flagship Credit Corporation. Flagship is a new automotive finance company based in Chadds Ford, PA that focuses on non-prime customers.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2006	vs. Q2-2005			vs. Q1-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	(56)	4	6%		(13)	(33%	)	(99)	24	19%
Non-interest revenue	22	(12)	(35%	)	(5)	(18%	)	49	(12)	(20%	)

Total revenue (teb)	(34)	(8)	(31%	)	(18)	(+100%	)	(50)	12	17%
Provision for (recovery of) credit losses	(40)	56	58%		15	26%		(95)	58	38%
Non-interest expense	23	(34)	(60%	)	(11)	(36%	)	57	(31)	(35%	)

Income before taxes and non-controlling interest in subsidiaries	(17)	(30)	(+100%	)	(22)	(+100%	)	(12)	(15)	(+100%	)
Income taxes (teb)	(53)	(28)	(+100%	)	(31)	(+100%	)	(75)	(28)	(57%	)
Non-controlling interest in subsidiaries	19	5	35%		—	—		38	10	35%

Net income (loss)	17	(7)	(33%	)	9	+100%		25	3	6%

Corporate Support U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	(13)	9	41%		13	50%		(39)	7	15%
Provision for credit losses	(9)	27	75%		9	50%		(27)	32	54%
Non-interest expense	3	(28)	(90%	)	1	50%		5	(36)	(88%	)
Income taxes	(7)	10	59%		5	42%		(19)	21	53%
Net income (loss)	(4)	—	—		(1)	(33%	)	(7)	(10)	(+100%	)
Average assets	4,505	(107)	(2%	)	16	—		4,497	(300)	(6%	)

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
Technology and Solutions
Technology and Solutions (T&S) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.
Net income for the quarter was $17 million, compared with $24 million in the second quarter of 2005. Results improved by $3 million excluding the prior year’s $10 million net impact of a $40 million ($26 million after tax) reduction in the general allowance for credit losses and a $25 million ($16 million after tax) litigation provision. The $3 million increase was attributable to higher tax benefits and reduced expenses, partially offset by a reduced recovery of credit losses.
Relative to the first quarter, net income increased $9 million due to BMO’s low tax rate and reduced expenses. For the year to date, net income increased $3 million to $25 million, but increased $13 million excluding the $10 million of significant items that increased earnings in 2005. The increase was due to the factors that contributed to the second quarter increase relative to a year ago as well as higher net interest income.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business development was supported by T&S in the second quarter of 2006.
•	BMO’s new state-of-the-art data centre and office building, the Barrie Computer Centre, is on schedule for occupancy in the summer of 2006. This facility will enhance BMO’s highly efficient processing infrastructure, providing technological advancements in a geographically separated, dual processing-site with split operations. It will also enable BMO to rapidly adapt and respond to risks and opportunities while maintaining continuous business operations.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

	For the three months ended						For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from	April 30,	April 30,	Change from
(Unaudited) (Canadian $ in millions, except as noted)	2006	2006	2005	2005	2005	April 30, 2005	2006	2005	April 30, 2005
Income Statement Highlights
Total revenue	$2,473	$2,481	$2,620	$2,411	$2,397	3.1%	$4,954	$4,808	3.0%
Total revenue (teb) (a)	2,503	2,512	2,650	2,441	2,428	3.0	5,015	4,867	3.0
Provision for credit losses	66	52	57	73	6	(+100)	118	49	(+100)
Non-interest expense	1,571	1,545	1,636	1,579	1,579	(0.5)	3,116	3,112	0.1
Net income	644	630	657	541	600	7.1	1,274	1,202	5.9

Common Share Data ($)
Diluted earnings per share	$1.24	$1.22	$1.27	$1.05	$1.16	$0.08	$2.46	$2.32	$0.14
Diluted cash earnings per share (a)	1.25	1.24	1.31	1.08	1.21	0.04	2.49	2.40	0.09
Dividends declared per share	0.53	0.49	0.49	0.46	0.46	0.07	1.02	0.90	0.12
Book value per share	27.54	27.04	26.53	26.00	25.60	1.94	27.54	25.60	1.94
Closing share price	64.67	68.30	57.81	61.10	56.65	8.02	64.67	56.65	8.02
Total market value of common shares ($ billions)	32.4	34.3	28.9	30.6	28.2	4.2	32.4	28.2	4.2

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from
	2006	2006	2005	2005	2005	April 30, 2005
Balance Sheet Highlights
Assets	$312,410	$305,765	$297,532	$290,389	$292,356	6.9%
Net loans and acceptances	187,561	178,582	174,337	171,618	172,641	8.6
Deposits	194,488	193,259	193,793	188,750	191,045	1.8
Common shareholders’ equity	13,816	13,591	13,270	13,001	12,764	8.2

	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2006	2006	2005	2005	2005	2006	2005
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	16.4	14.2	13.8	17.4	19.6	16.4	19.6
Diluted earnings per share growth	6.9	5.2	19.8	(15.3)	3.6	6.0	9.4
Diluted cash earnings per share growth (a)	3.3	4.2	19.1	(15.0)	3.4	3.8	9.1
Return on equity	19.1	18.5	19.8	16.5	19.5	18.8	19.5
Cash return on equity (a)	19.3	18.7	20.3	17.1	20.2	19.0	20.1
Net economic profit (NEP) growth (a)	(0.2)	(4.2)	31.8	(37.4)	(2.1)	(2.2)	8.5
Revenue growth	3.1	2.9	16.5	2.1	(0.4)	3.0	1.5
Revenue growth (teb) (a)	3.0	3.0	16.3	2.0	(0.7)	3.0	1.1
Non-interest expense-to-revenue ratio	63.5	62.3	62.4	65.5	65.9	62.9	64.7
Non-interest expense-to-revenue ratio (teb) (a)	62.7	61.5	61.7	64.7	65.0	62.1	63.9
Cash non-interest expense-to-revenue ratio (teb) (a)	62.3	61.1	60.9	63.8	64.0	61.7	62.9
Provision for credit losses-to-average loans and acceptances (annualized)	0.14	0.12	0.13	0.17	0.01	0.13	0.06
Gross impaired loans and acceptances-to-equity and allowance for credit losses	4.57	4.47	4.91	5.92	6.77	4.57	6.77
Cash and securities-to-total assets ratio	25.1	26.7	26.2	26.8	27.6	25.1	27.6
Tier 1 capital ratio	10.17	10.38	10.25	9.39	9.38	10.17	9.38
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	17.7	27.5	3.7	13.8	12.6	17.7	12.6
Dividend yield	3.28	2.87	3.39	3.01	3.25	3.15	3.18
Price-to-earnings ratio (times)	13.5	14.5	12.5	13.8	12.3	13.5	12.3
Market-to-book value (times)	2.35	2.53	2.18	2.35	2.21	2.35	2.21
Net economic profit ($ millions) (a)	295	278	321	212	296	573	587
Return on average assets	0.84	0.82	0.85	0.72	0.79	0.83	0.80
Net interest margin	1.45	1.54	1.54	1.61	1.56	1.49	1.58
Net interest margin (teb) (a)	1.49	1.58	1.58	1.65	1.60	1.53	1.62
Non-interest revenue-to-total revenue	55.0	52.3	54.4	49.6	50.7	53.7	50.5
Non-interest revenue-to-total revenue (teb) (a)	54.3	51.7	53.8	49.0	50.1	53.0	49.9
Non-interest expense growth	(0.5)	0.8	9.6	2.6	0.9	0.1	(0.4)
Total capital ratio	11.72	11.84	11.76	11.08	11.30	11.72	11.30
Tier 1 capital ratio — U.S. basis	9.86	10.08	9.96	8.99	8.93	9.86	8.93
Equity-to-assets ratio	4.6	4.6	4.7	4.7	4.6	4.6	4.6

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “GAAP and Related Non-GAAP Measures used in the MD&A” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
(Unaudited) (Canadian $ in millions, except as noted)	2006	2006	2005	2005	2005	2006	2005
Interest, Dividend and Fee Income
Loans	$2,340	$2,242	$2,098	$1,989	$1,843	$4,582	$3,641
Securities	473	509	457	484	461	982	889
Deposits with banks	172	167	164	170	160	339	272

	2,985	2,918	2,719	2,643	2,464	5,903	4,802

Interest Expense
Deposits	1,308	1,213	1,074	961	875	2,521	1,668
Subordinated debt	41	42	47	56	52	83	99
Preferred shares and capital trust securities	25	25	25	21	26	50	51
Other liabilities	498	456	379	391	330	954	605

	1,872	1,736	1,525	1,429	1,283	3,608	2,423

Net Interest Income	1,113	1,182	1,194	1,214	1,181	2,295	2,379
Provision for credit losses (Note 3)	66	52	57	73	6	118	49

Net Interest Income After Provision for Credit Losses	1,047	1,130	1,137	1,141	1,175	2,177	2,330

Non-Interest Revenue
Securities commissions and fees	292	252	272	255	299	544	565
Deposit and payment service charges	179	180	187	188	180	359	359
Trading revenues	180	221	169	83	60	401	161
Lending fees	77	78	76	89	73	155	148
Card fees	94	91	60	98	88	185	176
Investment management and custodial fees	69	76	77	79	74	145	149
Mutual fund revenues	126	115	116	113	106	241	208
Securitization revenues	4	20	34	26	33	24	53
Underwriting and advisory fees	113	98	101	92	77	211	164
Investment securities gains	30	18	79	37	12	48	49
Foreign exchange, other than trading	49	43	48	42	45	92	90
Insurance income	51	46	38	44	39	97	80
Other	96	61	169	51	130	157	227

	1,360	1,299	1,426	1,197	1,216	2,659	2,429

Net Interest Income and Non-Interest Revenue	2,407	2,429	2,563	2,338	2,391	4,836	4,759

Non-Interest Expense
Employee compensation (Note 6)	943	965	962	933	925	1,908	1,851
Premises and equipment	296	288	334	315	312	584	615
Amortization of intangible assets	12	11	22	24	24	23	48
Travel and business development	63	50	69	68	60	113	110
Communications	31	25	33	29	32	56	60
Business and capital taxes	25	27	28	29	26	52	50
Professional fees	72	58	65	58	59	130	120
Other	129	121	123	123	141	250	258

Total Non-Interest Expense	1,571	1,545	1,636	1,579	1,579	3,116	3,112

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	836	884	927	759	812	1,720	1,647
Income taxes	173	235	254	204	198	408	417

	663	649	673	555	614	1,312	1,230
Non-controlling interest in subsidiaries	19	19	16	14	14	38	28

Net Income	$644	$630	$657	$541	$600	$1,274	$1,202

Preferred share dividends	$8	$8	$8	$6	$8	$16	$16
Net income available to common shareholders	$636	$622	$649	$535	$592	$1,258	$1,186
Average common shares (in thousands)	502,502	501,374	500,383	499,152	499,415	501,929	500,357
Average diluted common shares (in thousands)	512,743	511,600	510,378	509,384	510,237	512,146	511,611

Earnings Per Share (Canadian $)
Basic	$1.27	$1.24	$1.30	$1.07	$1.19	$2.51	$2.37
Diluted	1.24	1.22	1.27	1.05	1.16	2.46	2.32
Dividends Declared Per Common Share	0.53	0.49	0.49	0.46	0.46	1.02	0.90

The accompanying notes to consolidated financial statements are an integral part of these statements.
Financial Statements — Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
(Unaudited) (Canadian $ in millions)	2006	2006	2005	2005	2005
Assets

Cash Resources	$19,560	$19,933	$20,721	$20,402	$21,141

Securities
Investment	13,075	12,032	12,936	14,175	15,698
Trading	45,850	49,644	44,309	43,146	43,717
Loan substitutes	11	11	11	11	11

	58,936	61,687	57,256	57,332	59,426

Loans
Residential mortgages	63,055	62,652	60,871	59,737	57,703
Consumer instalment and other personal	28,873	28,206	27,929	27,241	26,714
Credit cards	4,874	4,709	4,648	4,717	4,557
Businesses and governments	52,121	48,289	47,803	48,181	47,716
Securities borrowed or purchased under resale agreements	33,116	29,853	28,280	27,259	31,357

	182,039	173,709	169,531	167,135	168,047
Customers’ liability under acceptances	6,639	5,988	5,934	5,683	5,814
Allowance for credit losses (Note 3)	(1,117)	(1,115)	(1,128)	(1,200)	(1,220)

	187,561	178,582	174,337	171,618	172,641

Other Assets
Derivative financial instruments	31,523	30,664	31,517	26,174	23,031
Premises and equipment	1,841	1,818	1,847	1,863	1,875
Goodwill	1,098	1,109	1,091	1,604	1,632
Intangible assets	172	186	196	426	462
Other	11,719	11,786	10,567	10,970	12,148

	46,353	45,563	45,218	41,037	39,148

Total Assets	$312,410	$305,765	$297,532	$290,389	$292,356

Liabilities and Shareholders’ Equity

Deposits
Banks	$23,394	$25,940	$25,473	$25,265	$23,536
Businesses and governments	94,234	90,783	92,437	87,462	89,698
Individuals	76,860	76,536	75,883	76,023	77,811

	194,488	193,259	193,793	188,750	191,045

Other Liabilities
Derivative financial instruments	30,413	28,810	28,868	24,972	21,862
Acceptances	6,639	5,988	5,934	5,683	5,814
Securities sold but not yet purchased	15,653	14,161	16,142	14,703	13,674
Securities lent or sold under repurchase agreements	31,467	31,005	22,657	26,159	28,694
Other	14,713	14,299	12,203	11,826	12,887

	98,885	94,263	85,804	83,343	82,931

Subordinated Debt (Note 7)	3,025	2,456	2,469	3,099	3,420

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,741	4,716	4,618	4,585	4,512
Contributed surplus	26	23	20	18	15
Net unrealized foreign exchange loss	(806)	(740)	(612)	(483)	(380)
Retained earnings	10,451	10,188	9,840	9,477	9,213

	14,412	14,187	13,866	13,597	13,360

Total Liabilities and Shareholders’ Equity	$312,410	$305,765	$297,532	$290,389	$292,356

The accompanying notes to consolidated financial statements are an integral part of these statements.
Financial Statements — Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended		For the six months ended
(Unaudited) (Canadian $ in millions)	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
Preferred Shares
Balance at beginning of period	$596	$596	$596	$596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	4,120	3,896	4,022	3,857
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	21	17	40	35
Issued under the Stock Option Plan	19	28	102	63
Issued on the exchange of shares of a subsidiary corporation	—	—	—	2
Repurchased for cancellation (Note 8)	(15)	(25)	(19)	(41)

Balance at End of Period	4,145	3,916	4,145	3,916

Contributed Surplus
Balance at beginning of period	23	12	20	10
Stock option expense	3	3	6	5

Balance at End of Period	26	15	26	15

Net Unrealized Foreign Exchange Loss
Balance at beginning of period	(740)	(432)	(612)	(497)
Unrealized gain (loss) on translation of net investments in foreign operations	(177)	137	(524)	317
Hedging gain (loss)	169	(131)	504	(307)
Income taxes	(58)	46	(174)	107

Balance at End of Period	(806)	(380)	(806)	(380)

Retained Earnings
Balance at beginning of period	10,188	9,006	9,840	8,773
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	—	(42)

	10,188	9,006	9,840	8,731
Net income	644	600	1,274	1,202
Dividends — Preferred shares	(8)	(8)	(16)	(16)
— Common shares	(266)	(230)	(512)	(450)
Common shares repurchased for cancellation (Note 8)	(107)	(155)	(135)	(254)

Balance at End of Period	10,451	9,213	10,451	9,213

Total Shareholders’ Equity	$14,412	$13,360	$14,412	$13,360

The accompanying notes to consolidated financial statements are an integral part of these statements.
Financial Statements — Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended		For the six months ended
(Unaudited) (Canadian $ in millions)	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
Cash Flows from Operating Activities
Net income	$644	$600	$1,274	$1,202
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	—	—	8	7
Net gain on investment securities	(30)	(12)	(56)	(56)
Net (increase) decrease in trading securities	3,474	(5,390)	(2,518)	(7,663)
Provision for credit losses	66	6	118	49
Loss (gain) on sale of securitized loans (Note 4)	2	(23)	(12)	(42)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(1,670)	(563)	(699)	2,093
Increase (decrease) in derivative liability	2,445	259	2,303	(1,837)
Amortization of premises and equipment	89	90	177	185
Amortization of intangible assets	12	24	23	48
Future income tax (benefit) expense	(34)	(11)	8	40
Net decrease in current income taxes	(137)	(65)	(235)	(344)
Change in accrued interest
Increase in interest receivable	(32)	(113)	(38)	(151)
Increase (decrease) in interest payable	74	89	(10)	84
Changes in other items and accruals, net	806	1,812	1,463	39

Net Cash Provided by (Used in) Operating Activities	5,709	(3,297)	1,806	(6,346)

Cash Flows from Financing Activities
Net increase in deposits	2,481	7,386	4,482	12,273
Net increase (decrease) in securities sold but not yet purchased	1,515	1,868	(436)	3,180
Net increase in securities lent or sold under repurchase agreements	758	5,047	9,626	6,846
Net increase in liabilities of subsidiaries	395	734	723	497
Repayment of subordinated debt (Note 7)	(125)	—	(125)	—
Proceeds from issuance of subordinated debt (Note 7)	700	500	700	1,000
Proceeds from issuance of common shares	40	45	142	98
Common shares repurchased for cancellation (Note 8)	(122)	(180)	(154)	(295)
Dividends paid	(274)	(238)	(528)	(466)

Net Cash Provided by Financing Activities	5,368	15,162	14,430	23,133

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(31)	(1,299)	891	(2,673)
Purchases of investment securities	(4,203)	(4,011)	(6,375)	(8,322)
Maturities of investment securities	1,472	1,742	3,369	3,860
Proceeds from sales of investment securities	1,530	1,909	2,392	4,377
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(7,776)	(5,121)	(12,040)	(7,329)
Proceeds from securitization of loans (Note 4)	1,279	695	1,775	1,438
Net increase in securities borrowed or purchased under resale agreements	(3,457)	(6,649)	(5,467)	(8,278)
Proceeds from sales of land and buildings	—	148	—	148
Premises and equipment — net purchases	(122)	(90)	(198)	(139)
Acquisitions (Note 5)	(1)	—	(76)	(194)

Net Cash Used in Investing Activities	(11,309)	(12,676)	(15,729)	(17,112)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(75)	125	(169)	208

Net Increase (Decrease) in Cash and Cash Equivalents	(307)	(686)	338	(117)
Cash and Cash Equivalents at Beginning of Period	3,057	3,175	2,412	2,606

Cash and Cash Equivalents at End of Period	$2,750	$2,489	$2,750	$2,489

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2006
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2005 as set out on pages 96 to 133 of our 2005 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2005.

2.	Changes in Accounting Policy

Variable Interest Entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (“CICA”) new accounting requirements on the consolidation of variable interest entities (“VIEs”). As a result, we consolidated our customer securitization vehicles as of November 1, 2004. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.

The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. Since the new rules required us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. These derivatives qualified for hedge accounting while the VIEs were consolidated.

On April 29, 2005, we completed the restructuring of our customer securitization VIEs and as a result they no longer met the criteria for consolidation. The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue, other, of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark to market losses on swaps that had been charged against retained earnings.

Our involvement with these and other VIEs is summarized in Note 8 to our consolidated financial statements for the year ended October 31, 2005, as set out on pages 105 and 106 of our 2005 Annual Report.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

	For the three months ended						For the six months ended
	Specific allowance		General allowance		Total		Specific allowance		General allowance		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
(Canadian $ in millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Balance at beginning of period	$170	$297	$945	$1,017	$1,115	$1,314	$169	$298	$959	$1,010	$1,128	$1,308
Provision for credit losses	66	46	—	(40)	66	6	118	89	—	(40)	118	49
Recoveries	35	15	—	—	35	15	55	31	—	—	55	31
Write-offs	(91)	(107)	—	—	(91)	(107)	(162)	(179)	—	—	(162)	(179)
Foreign exchange and other	(2)	3	(6)	6	(8)	9	(2)	15	(20)	13	(22)	28

Balance at end of period	$178	$254	$939	$983	$1,117	$1,237	$178	$254	$939	$983	$1,117	$1,237

Comprised of:
Loans	$178	$237	$939	$983	$1,117	$1,220	$178	$237	$939	$983	$1,117	$1,220
Other credit instruments	—	17	—	—	—	17	—	17	—	—	—	17

Financial Statements — Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2006
(Unaudited)

4.	Securitization

During the quarter ended April 30, 2006, we securitized residential mortgages totalling $1,304 million for total cash proceeds of $1,279 million ($1,804 million and $1,775 million respectively, for the six months ended April 30, 2006). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.2 years, a prepayment rate of 8.00%, an interest rate of 4.64% and a discount rate of 4.26% (4.4 years and 9.72%, 4.74% and 4.10% respectively, for the six months ended April 30, 2006). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $11 million of losses in non-interest revenue, securitization revenues, $36 million of deferred purchase price in other assets and $10 million of servicing liability in other liabilities related to the securitization of those loans ($10 million, $50 million and $13 million respectively, for the six months ended April 30, 2006).

In addition, gains on sales of loans sold to all revolving securitization vehicles were $9 million, for the quarter ended April 30, 2006 (gains of $22 million for the six months ended April 30, 2006).

5.	Acquisition

Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Client Group — Chicagoland Banking reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	Villa Park

Cash resources	$16
Securities	54
Loans	247
Premises and equipment	4
Goodwill	44
Core deposit intangible asset	7
Other assets	4

Total assets	376

Deposits	296
Other liabilities	4

Total liabilities	300

Purchase price	$76

The purchase price allocation is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

During the quarter ended January 31, 2005, we acquired Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million.

6.	Employee Compensation

Stock Options
During the six months ended April 30, 2006, we granted a total of 1,379,100 stock options. The weighted-average fair value of these options was $10.18 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the six months ended April 30, 2006

Expected dividend yield	3.1%
Expected share price volatility	20.2%
Risk-free rate of return	4.0%
Expected period until exercise	7.2 years

Future Change in Accounting Policy
During the quarter ended April 30, 2006, the CICA issued proposed requirements for comment on stock-based compensation. Under these proposed requirements, stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. Stock-based compensation granted to employees eligible to retire during the vesting period, should be expensed over the period from the grant date to the date that the employee is eligible to retire. Currently, these amounts are expensed over the vesting period. The effective date has not been finalized; however, we expect to adopt these new requirements in the year ended October 31, 2006 on a retroactive basis. We do not expect this change to have a material impact on our Consolidated Statement of Income for the year ending October 31, 2006.
Financial Statements — Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2006
(Unaudited)

6.	Employee Compensation (continued)

Pension and Other Employee Future Benefit Expenses

We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005

Benefits earned by employees	$35	$31	$5	$4
Interest cost on accrued benefit liability	52	50	11	11
Actuarial loss recognized in expense	21	17	3	3
Amortization of plan amendment costs	2	1	—	(2)
Expected return on plan assets	(64)	(57)	(1)	(1)

Benefits expense	46	42	18	15
Canada and Quebec pension plan expense	15	14	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$64	$59	$18	$15

	Pension benefit plans		Other employee future benefit plans
	For the six months ended		For the six months ended
(Canadian $ in millions)	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005

Benefits earned by employees	$69	$62	$10	$8
Interest cost on accrued benefit liability	104	101	22	22
Actuarial loss recognized in expense	42	33	7	6
Amortization of plan amendment costs	3	2	(2)	(3)
Expected return on plan assets	(126)	(114)	(2)	(2)

Benefits expense	92	84	35	31
Canada and Quebec pension plan expense	28	26	—	—
Defined contribution expense	6	6	—	—

Total pension and other employee future benefit expenses	$126	$116	$35	$31

7.	Subordinated Debt

On March 14, 2006, we redeemed all of our 7.40% Debentures, Series 19, due 2011, totalling $125 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

On April 21, 2006, we issued $700 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series D Medium-Term Notes, First Tranche, is due April 2021. Interest on this issue is payable semi-annually at a fixed rate of 5.10% until April 21, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On May 9, 2006, we redeemed all of our 8.15% Debentures, Series 21, due 2011, totalling $300 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

8.	Share Capital

During the quarter ended April 30, 2006, we repurchased 1,861,300 common shares at an average cost of $65.63 per share, totalling $122 million. During the quarter ended April 30, 2005, we repurchased 3,252,800 common shares at an average cost of $55.48 per share, totalling $180 million. During the six months ended April 30, 2006, we repurchased 2,399,500 common shares at an average cost of $64.45 per share, totalling $154 million. During the six months ended April 30, 2005, we repurchased 5,299,300 common shares at an average cost of $55.74 per share, totalling $295 million.

There have been 3,215,800 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2006 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.
Financial Statements — Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2006
(Unaudited)

8.	Share Capital (continued)

Share Capital Outstanding (a)

	April 30, 2006
		Principal
(Canadian $ in millions, except as noted)	Number	Amount	Convertible into...

Preferred Shares — classified as liabilities
Class B – Series 4	8,000,000	$200	common shares (b)
Class B – Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B – Series 5	8,000,000	200	—
Class B – Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596
Common Shares	501,652,267	4,145	—

Total outstanding share capital — classified as equity		$4,741

Stock options issued under stock option plan		n/a	25,068,526 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2005 on pages 118 to 120 of our 2005 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a – not applicable
9.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

	For the three months ended		For the six months ended
(Canadian $ in millions, except earnings per share figures)	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005

Net Income — Canadian GAAP	$644	$600	$1,274	$1,202
United States GAAP adjustments	5	(34)	(56)	(86)

Net Income — United States GAAP	$649	$566	$1,218	$1,116

Earnings Per Share
Basic — Canadian GAAP	$1.27	$1.19	$2.51	$2.37
Basic — United States GAAP	1.27	1.12	2.39	2.20
Diluted — Canadian GAAP	1.24	1.16	2.46	2.32
Diluted — United States GAAP	1.25	1.09	2.35	2.15

During the quarter ended January 31, 2006, we adopted the new United States accounting standard on stock-based compensation prospectively, beginning with grants issued in the quarter. Under United States GAAP, stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. The impact of adopting this standard was to decrease non-interest expense by $4 million ($2 million after tax) in the quarter ended April 30, 2006 and increase non-interest expense by $38 million ($27 million after tax) in the six months ended April 30, 2006. Under Canadian GAAP, stock-based compensation is expensed over the vesting period.
Financial Statements — Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2006
(Unaudited)

10.	Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups and results attributed to our groups may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Beginning in the quarter ended January 31, 2006, we have amended our segment information to include both Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking as reporting segments. Prior period information has been restated to reflect this new reporting basis.

Personal and Commercial Client Group
Personal and Commercial Client Group is comprised of two operating segments — Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking.

Personal and Commercial Client Group — Canada
Personal and Commercial Client Group — Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Personal and Commercial Client Group — Chicagoland Banking
Personal and Commercial Client Group — Chicagoland Banking (“P&C Chicagoland Banking”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Northwest Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, cash management, corporate lending, securitization, foreign exchange and trade finance. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Corporate Support
Corporate Support includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Financial Statements — Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

T&S manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.

Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’s results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Support.

Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Support.

Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.
Financial Statements — Page 10

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
		P&C
For the three months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
April 30, 2006	Canada	Banking	PCG	IBG	Support (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$700	$187	$138	$174	$(56)	$1,143	$(30)	$1,113
Non-interest revenue	397	40	349	552	22	1,360	—	1,360

Total Revenue	1,097	227	487	726	(34)	2,503	(30)	2,473
Provision for credit losses	79	7	—	20	(40)	66	—	66
Non-interest expense	628	174	337	409	23	1,571	—	1,571

Income before taxes and non-controlling interest in subsidiaries	390	46	150	297	(17)	866	(30)	836
Income taxes	131	19	54	52	(53)	203	(30)	173
Non-controlling interest in subsidiaries	—	—	—	—	19	19	—	19

Net Income	$259	$27	$96	$245	$17	$644	$—	$644

Average Assets	$113,878	$21,936	$6,428	$167,056	$4,788	$314,086	$—	$314,086

Goodwill (As At)	$93	$581	$324	$98	$2	$1,098	$—	$1,098

		P&C
For the three months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
April 30, 2005	Canada	Banking	PCG	IBG	Support (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$672	$185	$143	$272	$(60)	$1,212	$(31)	$1,181
Non-interest revenue	371	43	360	408	34	1,216	—	1,216

Total Revenue	1,043	228	503	680	(26)	2,428	(31)	2,397
Provision for credit losses	68	8	1	25	(96)	6	—	6
Non-interest expense	611	170	382	359	57	1,579	—	1,579

Income before taxes and non-controlling interest in subsidiaries	364	50	120	296	13	843	(31)	812
Income taxes	101	20	43	90	(25)	229	(31)	198
Non-controlling interest in subsidiaries	—	—	—	—	14	14	—	14

Net Income	$263	$30	$77	$206	$24	$600	$—	$600

Average Assets	$104,408	$21,287	$7,068	$172,977	$5,122	$310,862	$—	$310,862

Goodwill (As At)	$93	$599	$834	$103	$3	$1,632	$—	$1,632

		P&C
For the six months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
April 30, 2006	Canada	Banking	PCG	IBG	Support (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$1,426	$372	$276	$381	$(99)	$2,356	$(61)	$2,295
Non-interest revenue	767	80	675	1,088	49	2,659	—	2,659

Total Revenue	2,193	452	951	1,469	(50)	5,015	(61)	4,954
Provision for credit losses	157	15	1	40	(95)	118	—	118
Non-interest expense	1,246	334	659	820	57	3,116	—	3,116

Income before taxes and non-controlling interest in subsidiaries	790	103	291	609	(12)	1,781	(61)	1,720
Income taxes	265	42	101	136	(75)	469	(61)	408
Non-controlling interest in subsidiaries	—	—	—	—	38	38	—	38

Net Income	$525	$61	$190	$473	$25	$1,274	$—	$1,274

Average Assets	$112,653	$21,778	$6,428	$164,029	$4,670	$309,558	$—	$309,558

Goodwill (As At)	$93	$581	$324	$98	$2	$1,098	$—	$1,098

		P&C
For the six months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
April 30, 2005	Canada	Banking	PCG	IBG	Support (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$1,371	$359	$283	$548	$(123)	$2,438	$(59)	$2,379
Non-interest revenue	741	85	702	840	61	2,429	—	2,429

Total Revenue	2,112	444	985	1,388	(62)	4,867	(59)	4,808
Provision for credit losses	135	15	2	50	(153)	49	—	49
Non-interest expense	1,217	326	750	731	88	3,112	—	3,112

Income before taxes and non-controlling interest in subsidiaries	760	103	233	607	3	1,706	(59)	1,647
Income taxes	234	42	83	164	(47)	476	(59)	417
Non-controlling interest in subsidiaries	—	—	—	—	28	28	—	28

Net Income	$526	$61	$150	$443	$22	$1,202	$—	$1,202

Average Assets	$104,001	$20,293	$7,055	$166,961	$5,076	$303,386	$—	$303,386

Goodwill (As At)	$93	$599	$834	$103	$3	$1,632	$—	$1,632

(1)	Corporate Support includes Technology and Solutions.
(2)	Taxable equivalent basis — see Basis of Presentation section.

Financial Statements — Page 11

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions), Taxable equivalent basis (1)
For the three months ended
April 30, 2006	Canada	United States	Other Countries	Total

Net interest income	$817	$296	$30	$1,143
Non-interest revenue	995	319	46	1,360

Total Revenue	1,812	615	76	2,503
Provision for credit losses	56	11	(1)	66
Non-interest expense	1,119	417	35	1,571

Income before taxes and non-controlling interest in subsidiaries	637	187	42	866
Income taxes	137	69	(3)	203
Non-controlling interest in subsidiaries	13	6	—	19

Net Income	$487	$112	$45	$644

Average Assets	$211,779	$77,501	$24,806	$314,086

For the three months ended
April 30, 2005	Canada	United States	Other Countries	Total

Net interest income	$857	$331	$24	$1,212
Non-interest revenue	854	326	36	1,216

Total Revenue	1,711	657	60	2,428
Provision for credit losses	32	(15)	(11)	6
Non-interest expense	1,056	491	32	1,579

Income before taxes and non-controlling interest in subsidiaries	623	181	39	843
Income taxes	199	47	(17)	229
Non-controlling interest in subsidiaries	9	5	—	14

Net Income	$415	$129	$56	$600

Average Assets	$208,314	$75,576	$26,972	$310,862

For the six months ended
April 30, 2006	Canada	United States	Other Countries	Total

Net interest income	$1,683	$605	$68	$2,356
Non-interest revenue	1,934	633	92	2,659

Total Revenue	3,617	1,238	160	5,015
Provision for credit losses	105	14	(1)	118
Non-interest expense	2,208	839	69	3,116

Income before taxes and non-controlling interest in subsidiaries	1,304	385	92	1,781
Income taxes	336	135	(2)	469
Non-controlling interest in subsidiaries	27	11	—	38

Net Income	$941	$239	$94	$1,274

Average Assets	$205,656	$78,537	$25,365	$309,558

For the six months ended
April 30, 2005	Canada	United States	Other Countries	Total

Net interest income	$1,745	$643	$50	$2,438
Non-interest revenue	1,685	660	84	2,429

Total Revenue	3,430	1,303	134	4,867
Provision for credit losses	84	(17)	(18)	49
Non-interest expense	2,145	908	59	3,112

Income before taxes and non-controlling interest in subsidiaries	1,201	412	93	1,706
Income taxes	401	116	(41)	476
Non-controlling interest in subsidiaries	17	11	—	28

Net Income	$783	$285	$134	$1,202

Average Assets	$205,814	$73,361	$24,211	$303,386

(1)	Taxable equivalent basis — see Basis of Presentation section.
Financial Statements — Page 12